Exhibit 99.6

Harry Winston Diamond Corporation

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Fourth Quarter Results
Consolidated sales for the fourth quarter were $215.4 million compared to $133.7 million in the comparable quarter of the prior year, resulting in earnings from operations of $20.4 million compared to a loss from operations of $3.1 million in the comparable quarter of the prior year.

The mining segment recorded sales of $82.7 million, a 30% increase from $63.5 million in the comparable quarter of the prior year. The increase in sales resulted primarily from a 23% increase in achieved rough diamond prices. The mining segment recorded earnings from operations of $15.2 million compared to $1.6 million in the comparable quarter of the prior year.

The luxury brand segment recorded sales of $132.7 million, an 89% increase from $70.2 million in the same period last year. The significant increase in sales resulted in earnings from operations for this segment of $5.2 million compared to a loss from operations of $4.7 million in the comparable quarter of the prior year.

The Company recorded fourth quarter consolidated net earnings attributable to shareholders of $9.9 million or $0.12 per share compared to a consolidated net loss attributable to shareholders of $3.4 million or $0.04 per share in the fourth quarter of the prior year. Included in consolidated net earnings attributable to shareholders for the quarter was a net foreign exchange loss of $3.0 million or $0.04 per share primarily on future income tax liabilities compared to a net foreign exchange loss of $2.0 million or $0.03 per share in the comparable quarter of the prior year.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Annual Results
Consolidated sales were $624.0 million for the fiscal year compared to $412.9 million for the prior year, resulting in earnings from operations of $64.5 million compared to a loss from operations of $22.0 million last year.

The mining segment recorded sales of $279.2 million, a 49% increase from $187.9 million in the prior year. The increase in sales resulted from a 62% increase in the Company’s achieved rough diamond prices while the volume of carats sold during the year decreased 8%. The significant increase in sales resulted in earnings from operations for the year of $50.2 million compared to a loss from operations of $6.3 million in the prior year.

The luxury brand segment recorded sales of $344.8 million and earnings from operations of $14.3 million for the year compared to sales of $225.0 million and a loss from operations of $15.7 million, respectively, in the prior year.

The Company recorded consolidated net earnings attributable to shareholders of $21.7 million or $0.27 per share for the fiscal year ended January 31, 2011 compared to a consolidated net loss attributable to shareholders of $73.2 million or $0.99 per share in the prior year. Included in the consolidated net earnings attributable to shareholders for the year was a net foreign exchange loss of $14.4 million or $0.18 per share primarily on future income tax liabilities compared to a net foreign exchange loss of $31.5 million or $0.43 per share in the prior year. The prior year consolidated net loss attributable to shareholders also included a non-cash dilution loss of $34.8 million or $0.47 per share as a result of the investment by Kinross Gold Corporation in Harry Winston Diamond Limited Partnership, which holds the Company’s 40% interest in the Diavik Diamond Mine.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Management’s Discussion and Analysis
Prepared as of April 18, 2011 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the fiscal year ended January 31, 2011, and its financial position as at January 31, 2011. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the consolidated financial statements and notes. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “year” refer to the fiscal year ended January 31. Unless otherwise indicated, references to “international” for the luxury brand segment (previously referred to as the retail segment) refer to Europe and Asia.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, the demand for rough diamonds, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, targets for compound annual growth rates of sales and operating income in the luxury brand segment, plans for expansion of the retail salon network, and expected sales trends and market conditions in the luxury brand segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 19 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the luxury brand segment, the Company has made assumptions regarding, among other things, continuing recovery of world and US economic conditions and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 19.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks and the risks of competition in the luxury jewelry business as well as changes in demand for high-end luxury goods, and risks associated with the expected impact of the Company’s transition to International Financial Reporting Standards. Please see page 19 of this Annual Report, as well as the Company’s current Annual Information Form, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Summary Discussion
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and luxury brand segments of the diamond industry. The Company supplies rough diamonds to the global market from its 40% ownership interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills.

The Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

On August 25, 2010, Harry Winston Diamond Corporation reacquired from Kinross Gold Corporation (“Kinross”) for $191.2 million (including transaction costs) its 9% indirect interest in the Diavik Joint Venture (the “Kinross Buy Back Transaction”), representing Kinross’s direct 22.5% interest in HWDLP previously acquired in March 2009. The purchase price for Kinross’s 22.5% interest in HWDLP was based on the market value of consideration on the closing date and was satisfied by the payment of $50.0 million in cash, the issuance to Kinross of approximately 7.1 million Harry Winston Diamond Corporation common shares from treasury with a market value of $69.7 million and the issuance to Kinross of a promissory note in the amount of $70.0 million, maturing on August 25, 2011. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances. With this transaction, the Company’s ownership interest in the Diavik Joint Venture was increased back to 40%.

Market Commentary
The Diamond Market
Improved world economic conditions positively impacted the price of rough diamonds throughout the fiscal year. The market price for rough diamonds has increased approximately 45% over the prior year. Increasing demand from the Far East and India was bolstered by an improved US market. The demand for rough diamonds is outpacing the increase in mine supply, inevitably leading to shortages in the rough and polished market. This trend is expected to continue and to result in rising rough and polished diamond prices in fiscal 2012.

The Luxury Brand Jewelry Market
Consumer demand for luxury brands continued to strengthen in all markets, especially from China with its expanding economy, and from the Middle East and Russia as a result of high energy prices. In the US, a relatively weak dollar and a strong rebound in the equity markets contributed to growth in that market, particularly in the fourth quarter. The jewelry market in the US experienced a strong holiday season as consumer confidence improved with the gradual recovery of the global economy throughout fiscal 2011.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Financial Results
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2011 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts and where otherwise noted)
(quarterly results are unaudited)

	2011	2011	2011	2011	2010	2010	2010	2010	2011	2010	2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$215,358	$140,877	$153,728	$114,000	$133,654	$74,828	$94,776	$109,643	$623,963	$412,901	$609,220
Cost of sales	142,242	85,831	86,797	76,692	96,257	45,227	66,294	83,944	391,562	291,722	287,278
Gross margin	73,116	55,046	66,931	37,308	37,397	29,601	28,482	25,699	232,401	121,179	321,942
Gross margin (%)	34.0%	39.1%	43.5%	32.7%	28.0%	39.6%	30.1%	23.4%	37.2%	29.3%	52.8%
Selling, general and administrative expenses	52,698	41,306	37,998	35,948	40,479	34,542	32,380	35,749	167,950	143,150	155,876
Earnings (loss) from operations	20,418	13,740	28,933	1,360	(3,082)	(4,941)	(3,898)	(10,050)	64,451	(21,971)	166,066
Interest and financing expenses	(3,322)	(3,338)	(2,483)	(2,384)	(2,396)	(2,448)	(2,998)	(3,699)	(11,527)	(11,541)	(20,457)
Other income	95	69	154	168	129	99	83	281	486	592	2,246
Insurance settlement	–	–	–	–	–	100	–	3,250	–	3,350	17,240
Dilution loss	–	–	–	–	–	–	(539)	(34,222)	–	(34,761)	–
Impairment charge	–	–	–	–	–	–	–	–	–	–	(93,780)
Foreign exchange gain (loss)	(2,973)	(2,960)	3,319	(11,792)	(1,978)	1,598	(25,274)	(5,839)	(14,406)	(31,493)	59,087
Earnings (loss) before income taxes	14,218	7,511	29,923	(12,648)	(7,327)	(5,592)	(32,626)	(50,279)	39,004	(95,824)	130,402
Income taxes (recovery)	4,316	2,833	9,114	(3,879)	(5,800)	(4,221)	(5,662)	(3,120)	12,384	(18,803)	60,256
Net earnings (loss)	$9,902	$4,678	$20,809	$(8,769)	$(1,527)	$(1,371)	$(26,964)	$(47,159)	$26,620	$(77,021)	$70,146
Attributable to shareholders	$9,895	$3,938	$16,490	$(8,654)	$(3,358)	$(214)	$(24,521)	$(45,084)	$21,669	$(73,176)	$70,121
Attributable to non-controlling interest (i)	7	740	4,319	(115)	1,831	(1,157)	(2,443)	(2,075)	4,951	(3,845)	25
Basic earnings (loss) per share	$0.12	$0.05	$0.22	$(0.11)	$(0.04)	$0.00	$(0.32)	$(0.68)	$0.27	$(0.99)	$1.15
Diluted earnings (loss) per share	$0.12	$0.05	$0.21	$(0.11)	$(0.04)	$0.00	$(0.32)	$(0.68)	$0.27	$(0.99)	$1.15
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.20
Total assets (ii)	$1,618	$1,600	$1,613	$1,539	$1,495	$1,535	$1,533	$1,592	$1,618	$1,495	$1,495
Total long-term liabilities (ii)	$639	$631	$565	$487	$477	$506	$507	$496	$639	$477	$550
Earnings (loss) from operations	$20,418	$13,740	$28,933	$1,360	$(3,082)	$(4,941)	$(3,898)	$(10,050)	$64,451	$(21,971)	$166,066
Depreciation and amortization (iii)	25,487	19,723	20,512	15,181	18,258	11,208	16,971	17,675	80,903	64,112	76,970
EBITDA (iv)	$45,905	$33,463	$49,445	$16,541	$15,176	$6,267	$13,073	$7,625	$145,354	$42,141	$243,036

(i)

Effective February 1, 2010, the Company early adopted Handbook Section 1582, “Business Combinations”, Handbook Section 1601, “Consolidated Financial Statements”, Handbook Section 1602, “Non-Controlling Interests”, and amendments to Handbook Section 3251, “Equity”, from the Canadian Institute of Chartered Accountants (“CICA”), which have been applied retrospectively. Under these sections, non-controlling interest is reported as a component of shareholders’ equity. As a result, the prior year amounts for non-controlling interest in the consolidated balance sheet have been reclassified into shareholders’ equity. In addition, non-controlling interest of $4.2 million reported in the first two quarters of fiscal 2011 as a reduction to earnings was reclassified as a direct charge to retained earnings.

(ii)	Total assets and total long-term liabilities are expressed in millions of United States dollars.

(iii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(iv)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Supplementary Measure” on page 17.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and luxury brand segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the luxury brand segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 10 for additional information.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Year Ended January 31, 2011 Compared to Year Ended January 31, 2010
CONSOLIDATED NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded consolidated net earnings attributable to shareholders of $21.7 million or $0.27 per share for the fiscal year ended January 31, 2011 compared to a consolidated net loss attributable to shareholders of $73.2 million or $0.99 per share in the prior year. Included in the consolidated net earnings attributable to shareholders for the year was a net foreign exchange loss of $14.4 million or $0.18 per share primarily on future income tax liabilities compared to a net foreign exchange loss of $31.5 million or $0.43 per share in the prior year. The prior year consolidated net loss attributable to shareholders also included a non-cash dilution loss of $34.8 million or $0.47 per share as a result of the investment by Kinross Gold Corporation in Harry Winston Diamond Limited Partnership, which holds the Company’s 40% interest in the Diavik Diamond Mine.

CONSOLIDATED SALES
The Company recorded sales for the fiscal year ended January 31, 2011 of $624.0 million compared to sales of $412.9 million for the prior year. On a segment basis, rough diamond sales accounted for $279.2 million of these sales compared to $187.9 million for the prior year. The Company completed nine rough diamond sales during the fiscal year, one of which was a tender sale, compared to eight rough diamond sales in the prior year. Luxury brand segment sales were $344.8 million compared to $225.0 million for the prior year. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company recorded cost of sales of $391.6 million for a gross margin of 37.2% during the fiscal year compared to $291.7 million and a gross margin of 29.3% during the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and luxury brand sales activities. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of $168.0 million for the fiscal year compared to $143.2 million in the prior year.

Included in SG&A expenses for the year are $19.8 million for the mining segment compared to $19.5 million for the prior year, and $148.2 million for the luxury brand segment compared to $123.6 million for the prior year. For the luxury brand segment, the increase was due primarily to higher advertising, marketing and selling expenses and higher variable compensation expenses resulting from higher sales. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a tax expense of $12.4 million during the twelve months ended January 31, 2011, compared to a tax recovery of $18.8 million in the comparable period of the prior year. The Company’s effective income tax rate for the year, excluding the luxury brand segment, is 30%, which is based on a statutory income tax rate of 29% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, and earnings subject to tax different than the statutory rate.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the twelve months ended January 31, 2011, the Company recorded an unrealized foreign exchange loss of $14.8 million on the revaluation of the Canadian denominated future income tax liability, as compared to an unrealized foreign exchange loss of $24.4 million recorded in the comparable period of the prior year. The unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2031.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

	Year ended	Year ended
	January 31,	January 31,
	2011	2010
Statutory income tax rate	29%	30%
Stock compensation	1%	–%
Northwest Territories mining royalty (net of income tax relief)	11%	–%
Impact of foreign exchange	3%	(3)%
Earnings subject to tax different than statutory rate	–%	5%
Changes in valuation allowance	(1)%	(2)%
Assessments and adjustments	(6)%	3%
Tax effect on income allocated to non-controlling interest	(2)%	(2)%
Tax effect on dilution loss	–%	(11)%
Other items	(3)%	–%
Effective income tax rate	32%	20%

CONSOLIDATED INTEREST AND FINANCING EXPENSES
Interest and financing expenses of $11.5 million were unchanged from the prior year.

CONSOLIDATED OTHER INCOME
Other income, which includes interest income on the Company’s various bank balances, was $0.5 million during the year compared to $0.6 million in the prior year.

CONSOLIDATED INSURANCE SETTLEMENT
In the prior year, the Company received the remaining insurance settlement of $3.4 million pre-tax related to the December 2008 robbery at the Harry Winston Paris salon.

CONSOLIDATED DILUTION LOSS
In the prior year, the Company recorded a non-cash dilution loss of $34.8 million as a result of the investment by Kinross in HWDLP, which holds the Company’s 40% interest in the Diavik Diamond Mine. On August 25, 2010, the Company reacquired from Kinross its interest in HWDLP.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $14.4 million was recognized during the fiscal year compared to a net foreign exchange loss of $31.5 million in the prior year. The current year loss relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at January 31, 2011. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Three Months Ended January 31, 2011 Compared to Three Months Ended January 31, 2010
CONSOLIDATED NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded fourth quarter consolidated net earnings attributable to shareholders of $9.9 million or $0.12 per share compared to a consolidated net loss attributable to shareholders of $3.4 million or $0.04 per share in the fourth quarter of the prior year. Included in consolidated net earnings attributable to shareholders for the quarter was a net foreign exchange loss of $3.0 million or $0.04 per share primarily on future income tax liabilities compared to a net foreign exchange loss of $2.0 million or $0.03 per share in the comparable quarter of the prior year.

CONSOLIDATED SALES
Sales for the fourth quarter totalled $215.4 million, consisting of rough diamond sales of $82.7 million and luxury brand segment sales of $132.7 million. This compares to sales of $133.7 million in the comparable quarter of the prior year (rough diamond sales of $63.5 million and luxury brand segment sales of $70.2 million). The Company held two rough diamond sales in the fourth quarter compared to three in the comparable quarter of the prior year. See “Segmented Analysis” on page 10 for additional information.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s fourth quarter cost of sales was $142.2 million for a gross margin of 34.0% compared to a cost of sales of $96.3 million and a gross margin of 28.0% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and luxury brand sales activities. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of SG&A expenses include expenses for salaries and benefits, advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of $52.7 million for the fourth quarter compared to $40.5 million in the comparable quarter of the prior year.

Included in SG&A expenses for the fourth quarter are $4.8 million for the mining segment compared to $4.9 million for the comparable quarter of the prior year, and $47.9 million for the luxury brand segment compared to $35.6 million for the comparable quarter of the prior year. For the luxury brand segment, the increase was due primarily to higher advertising, marketing and selling expenses and higher variable compensation expenses resulting from higher sales. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a tax expense of $4.3 million during the fourth quarter, compared to a tax recovery of $5.8 million in the comparable quarter of the prior year. The Company’s effective income tax rate for the quarter, excluding the luxury brand segment, is 19%, which is based on a statutory income tax rate of 29% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, and earnings subject to tax different than the statutory rate.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the fourth quarter of fiscal 2011, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded a foreign exchange loss of $4.4 million on the revaluation of the Company’s Canadian dollar denominated future income tax liability. This compares to a foreign exchange loss of $2.2 million in the comparable quarter of the previous year. The unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2031.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months	Three months
	ended	ended
	January 31,	January 31,
	2011	2010
Statutory income tax rate	29%	30%
Stock compensation	1%	–%
Northwest Territories mining royalty (net of income tax relief)	8%	3%
Impact of foreign exchange	3%	8%
Earnings subject to tax different than statutory rate	2%	(3)%
Changes in valuation allowance	–%	(12)%
Assessments and adjustments	(4)%	53%
Other items	(8)%	–%
Effective income tax rate	31%	79%

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

CONSOLIDATED INTEREST AND FINANCING EXPENSES
Interest and financing expenses of $3.3 million were incurred during the fourth quarter compared to $2.4 million during the comparable quarter of the prior year. Interest and financing expenses were impacted primarily by an increase in debt levels in the mining segment.

CONSOLIDATED OTHER INCOME
Other income of $0.1 million was unchanged from the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $3.0 million was recognized during the quarter compared to a net foreign exchange loss of $2.0 million in the comparable quarter of the prior year. The loss relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at January 31, 2011. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Segmented Analysis
The operating segments of the Company are the mining and luxury brand segments.

Mining
The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2011	2011	2011	2011	2010	2010	2010	2010	2011	2010	2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$82,697	$60,708	$86,827	$48,922	$63,489	$20,765	$45,941	$57,690	$279,154	$187,885	$328,223
Cost of sales	62,672	46,105	55,407	45,124	57,027	20,319	40,049	57,256	209,308	174,651	139,769
Gross margin	20,025	14,603	31,420	3,798	6,462	446	5,892	434	69,846	13,234	188,454
Gross margin (%)	24.2%	24.1%	36.2%	7.8%	10.2%	2.1%	12.8%	0.8%	25.0%	7.0%	57.4%
Selling, general and administrative expenses	4,805	6,255	4,813	3,870	4,885	4,932	4,182	5,503	19,743	19,502	19,903
Earnings (loss) from operations	$15,220	$8,348	$26,607	$(72)	$1,577	$(4,486)	$1,710	$(5,069)	$50,103	$(6,268)	$168,551
Depreciation and amortization (i)	21,520	16,494	17,350	11,956	14,976	7,845	13,760	14,573	67,320	51,154	64,374
EBITDA (ii)	$36,740	$24,842	$43,957	$11,884	$16,553	$3,359	$15,470	$9,504	$117,423	$44,886	$232,925

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Supplementary Measure” on page 17.

Year Ended January 31, 2011 Compared to Year Ended January 31, 2010
MINING SALES
During the year the Company sold 2.6 million carats for a total of $279.2 million for an average price per carat of $106 compared to 2.9 million carats for a total of $187.9 million for an average price per carat of $65 in the prior year. Sales in the first quarter of the prior year included 0.4 million carats carried in inventory at January 31, 2009 for revenue of $13.0 million. Excluding those carats sold, the increase in the Company’s achieved rough diamond prices was 48%. The Company held nine rough diamond sales during the fiscal year, one of which was a tender, compared to eight in the prior year.

MINING COST OF SALES AND GROSS MARGIN
For the fiscal year ended January 31, 2011, cost of sales was $209.3 million, resulting in a gross margin of 25.0% compared to a cost of sales of $174.7 million and a gross margin of 7.0% in the prior year. The gross margin rate in the prior year was significantly impacted by lower carat production spread across a largely fixed operating cost platform. Also included in cost of sales for the prior year was $9.8 million related to goods carried in inventory at January 31, 2009, which were sold subsequent to year end.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment increased by $0.2 million from the prior year.

Three Months Ended January 31, 2011 Compared to Three Months Ended January 31, 2010
MINING SALES
During the quarter the Company sold 0.8 million carats for a total of $82.7 million for an average price per carat of $110 compared to 0.7 million carats for a total of $63.5 million for an average price per carat of $89 in the comparable quarter of the prior year. The increase in the Company’s achieved rough diamond prices was in line with the market. The Company held two rough diamond sales in the fourth quarter compared to three in the comparable quarter of the prior year.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted at each sales location during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN
The Company’s fourth quarter cost of sales was $62.7 million resulting in a gross margin of 24.2% compared to a cost of sales of $57.0 million and a gross margin of 10.2% in the comparable quarter of the prior year. The increase in gross margin resulted primarily from an increase in achieved rough diamond prices. The mining gross margin is anticipated to fluctuate between quarters due to variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment decreased by $0.1 million from the comparable quarter of the prior year.

Mining Segment Operational Update
Annual production at the Diavik Diamond Mine was 6.5 million carats, compared to a forecast of 6.9 million carats. The lower production resulted from two factors. First, a reduction in ore processed to approximately 2.1 million tonnes. Certain ore in the A-418 kimberlite pipe contains mud-rich material, which reduced processing capacity. Rio Tinto plc, the operator of the Diavik Diamond Mine, has made modifications to the processing flow to remediate this issue. Second, a lower grade resulted from a shift from underground ore mined from the A-154 South pipe to the lower-grade A-154 North underground and A-418 open pit while a revised, more efficient underground mining method is reviewed. Production consisted of 2.3 million carats produced from 0.54 million tonnes of ore from the A-154 South kimberlite pipe, 0.4 million carats produced from 0.18 million tonnes of ore from the A-154 North kimberlite pipe and 3.8 million carats produced from 1.35 million tonnes of ore from the A-418 kimberlite pipe. Average grade decreased to 3.2 carats per tonne for the year from 4.1 carats per tonne in the prior year.

Ore production for the fourth calendar quarter consisted of 0.4 million carats produced from 0.12 million tonnes of ore from the A-154 South kimberlite pipe, 0.1 million carats produced from 0.05 million tonnes of ore from the A-154 North kimberlite pipe and 1.0 million carats produced from 0.39 million tonnes of ore from the A-418 kimberlite pipe. Average grade decreased to 2.8 carats per tonne in the fourth calendar quarter from 4.2 carats per tonne in the comparable quarter of the prior year. The decrease in average grade was driven primarily by an increase in the proportion of ore sourced from the mud-rich lower grade A-418 kimberlite pipe.

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)

	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
Diamonds recovered (000s carats)	617	612	2,599	2,226
Grade (carats/tonne)	2.77	4.19	3.15	4.09

Mining Segment Outlook
PRODUCTION
A mine plan and budget for calendar 2011 has been approved by Rio Tinto plc, the operator of the Diavik Diamond Mine, and the Company. The plan for calendar 2011 foresees Diavik Diamond Mine production of approximately 6.9 million carats from the mining of 2.0 million tonnes of ore and processing of 2.2 million tonnes of ore, with the increment delivered from stockpile. Open pit mining of approximately 1.4 million tonnes is expected to be exclusively from A-418, almost all of which is expected to be sourced from the mud-rich ore type. Underground mining of approximately 0.6 million tonnes is expected to be primarily sourced equally from the A-154 South and A-154 North kimberlite pipes. Should the more efficient mining method be approved for A-154 South during the year, the production plan may be augmented to include more ore from this pipe.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Looking beyond calendar 2011, the objective is to fully utilize processing capacity with a combination of underground and open pit production. New mining techniques, with the potential to reduce unit costs and increase mining velocity, are under consideration for the underground ore reserves. Current plans see A-21 development beginning in 2013, with production in 2015. In addition, exploration work has identified extensions at depth to the A-418 and A-154 North kimberlite pipes. The inclusion of these extensions into ore reserves will be largely dependent upon the costs of new underground mining techniques currently under review.

PRICING
The rough diamond market improved substantially in fiscal 2011 and the Company anticipates that market conditions will remain favourable through fiscal 2012. Strong demand growth from emerging markets, notably China, and from recovering developed markets is expected to lead to further increases in polished prices during the year, which will result in sustained increases in rough diamond prices. Based on Harry Winston Diamond Corporation’s current rough diamond sales prices as of March 2011 and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the Diavik ore types as follows:

Average Price per Carat
Ore Type	(in US dollars)
A-154 South	$ 140
A-154 North	180
A-418 A Type Ore	130
A-418 B Type Ore	90

COST OF SALES
The Company expects cost of sales in fiscal 2012 to be approximately $265 million. Included in this amount is depreciation and amortization of approximately $80 million at an assumed average Canadian/US dollar exchange rate of $1.00. This increase in cost of sales is expected to result primarily from an increase in the proportion of underground ore mined.

CAPITAL EXPENDITURES
During fiscal 2011 and the fourth quarter, HWDLP’s 40% share of capital expenditures at the Diavik Diamond Mine was approximately $40.2 million and $10.5 million, respectively. During fiscal 2012, HWDLP’s 40% share of the planned capital expenditures at the Diavik Diamond Mine is expected to be approximately $62 million at an assumed average Canadian/US dollar exchange rate of $1.00.

EXPLORATION
The Company has additionally staked 226,000 hectares of mineral claims on the prospective geological trend to the southwest of the existing mine site and is making plans for the exploration of this land over the coming years.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Luxury Brand
The luxury brand segment includes sales from Harry Winston salons, which are located in prime markets around the world, including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and four salons in Asia outside of Japan: Beijing, Taipei, Hong Kong and Singapore.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2011	2011	2011	2011	2010	2010	2010	2010	2011	2010	2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$132,661	$80,169	$66,901	$65,078	$70,165	$54,063	$48,835	$51,953	$344,809	$225,016	$280,997
Cost of sales	79,569	39,726	31,390	31,568	39,230	24,908	26,245	26,688	182,254	117,071	147,509
Gross margin	53,092	40,443	35,511	33,510	30,935	29,155	22,590	25,265	162,555	107,945	133,488
Gross margin (%)	40.0%	50.4%	53.1%	51.5%	44.1%	53.9%	46.3%	48.6%	47.1%	48.0%	47.5%
Selling, general and administrative expenses	47,894	35,051	33,185	32,078	35,594	29,610	28,198	30,246	148,207	123,648	135,973
Earnings (loss) from operations	$5,198	$5,392	$2,326	$1,432	$(4,659)	$(455)	$(5,608)	$(4,981)	$14,348	$(15,703)	$(2,485)
Depreciation and amortization (i)	3,966	3,229	3,162	3,226	3,282	3,363	3,211	3,102	13,583	12,958	12,596
EBITDA (ii)	$9,164	$8,621	$5,488	$4,658	$(1,377)	$2,908	$(2,397)	$(1,879)	$27,931	$(2,745)	$10,111

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Supplementary Measure” on page 17.

Year Ended January 31, 2011 Compared to Year Ended January 31, 2010
LUXURY BRAND SALES
Sales for the fiscal year ended January 31, 2011 were $344.8 million compared to $225.0 million for the prior year, an increase of 53%. Sales in Asia increased 75% to $135.1 million, US sales increased 53% to $111.3 million and European sales increased 31% to $98.4 million.

LUXURY BRAND COST OF SALES AND GROSS MARGIN
Cost of sales for the luxury brand segment for the fiscal year was $182.3 million compared to $117.1 million for the prior year. Gross margin for the fiscal year was $162.6 million or 47.1% compared to $107.9 million or 48.0% for the prior year. The decrease in gross margin resulted primarily from a significant increase in high-value transactions, which carry lower-than-average gross margins.

LUXURY BRAND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased to $148.2 million from $123.6 million in the prior year. The increase was due primarily to higher advertising, marketing and selling expenses and higher variable compensation expenses resulting from higher sales. SG&A expenses include depreciation and amortization expense of $13.3 million compared to $13.0 million in the prior year. As a percentage of sales, SG&A expenses were 43%, down from 55% last year.

Three Months Ended January 31, 2011 Compared to Three Months Ended January 31, 2010
LUXURY BRAND SALES
Sales for the fourth quarter were $132.7 million compared to $70.2 million for the comparable quarter of the prior year, an increase of 89%. Sales in Asia increased 138% to $64.0 million, US sales increased 79% to $47.1 million and European sales increased 27% to $21.6 million.

LUXURY BRAND COST OF SALES AND GROSS MARGIN
Cost of sales for the luxury brand segment for the fourth quarter was $79.6 million compared to $39.2 million for the comparable quarter of the prior year. Gross margin for the quarter was $53.1 million or 40.0% compared to $30.9 million or 44.1% for the fourth quarter of the prior year. The decrease in gross margin resulted primarily from a significant increase in high-value transactions, which carry lower-than-average gross margins.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

LUXURY BRAND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased to $47.9 million from $35.6 million in the comparable quarter of the prior year. The increase was due primarily to higher advertising, marketing and selling expenses and higher variable compensation expenses resulting from higher sales. In addition, SG&A expenses for the fourth quarter included $2.1 million of non-recurring expenses related to the relocation of the Las Vegas salon and repairs to the façade of the New York salon. SG&A expenses include depreciation and amortization expense of $3.9 million compared to $3.3 million in the comparable quarter of the prior year.

Luxury Brand Segment Operational Update
For the fiscal year, the luxury brand segment recorded sales of $344.8 million, an increase of 53% over the prior year. The luxury brand segment experienced strong sales increases across all geographic regions. The US market generated sales of $111.3 million, an increase of 53% over the prior year. Significant increases in tourism as a result of the relatively weak US dollar and the resurgent equities market translated into strong sales growth in the US. Sales in Japan were $61.7 million, up 24% over the prior year. Asia outside of Japan had sales of $73.4 million, which were 169% higher than the prior year. Economic growth continues to be very strong in China, translating into increasing consumer demand for luxury goods. In Europe, sales of $98.4 million were 31% higher than the prior year.

During the fourth quarter, the luxury brand segment recorded sales of $132.7 million, an 89% increase in sales over the comparable quarter of the prior year. In November, the Company celebrated the 50th anniversary of the Hope Diamond donation by Harry Winston to the Smithsonian Institution in Washington, DC, with the Court of Jewels, a major exhibition of rare gemstones and jewelry in the New York flagship salon. The event resulted in strong press coverage for the brand. In addition, the Company launched a new advertising campaign to further support the brand. In December, the Las Vegas salon was relocated to a new concept salon at the CityCenter development.

Harry Winston Inc. currently operates a network of 19 luxury brand salons worldwide.

Luxury Brand Segment Outlook
For fiscal 2012, the luxury brand segment expects the strong growth in demand for luxury jewelry and watch products experienced during fiscal 2011 to continue. Current world-wide economic conditions are favourable for the luxury brand market although the degree to which the recent disaster in Japan and political upheavals in the Middle East can be expected to negatively impact this environment remain to be seen. The Company’s focus during the next year will include opening three new salons, two of which will be located in Shanghai, China, increased investment in advertising, and the introduction of new jewelry collections and watch products. Harry Winston Inc. is well positioned to benefit from the continued improvement in the global economy. The strength of the Harry Winston brand, global distribution network of salons in prime locations and quality product offering has positioned the Company to achieve continued increases in sales and operating profit.

Management’s long-term financial objectives over the next five years (to fiscal 2016) include compound annual revenue growth in the mid teens, a gross margin target in the low 50% range, and an operating profit margin target in the low to mid teens.

A key component of the luxury brand’s growth strategy is the expansion of its current salon network and wholesale distribution channel. The growth target is to expand to approximately 35 directly operated salons, 20 partner salons, and 300 wholesale doors by fiscal 2016.

Liquidity and Capital Resources

Working Capital
As at January 31, 2011, the Company had unrestricted cash and cash equivalents of $108.7 million compared to $63.0 million at January 31, 2010. The Company had cash on hand and balances with banks of $108.0 million and short-term investments of $0.7 million at January 31, 2011. During the year ended January 31, 2011, the Company generated $73.7 million in cash from operations compared to $44.2 million in the prior year.

Working capital increased to $337.1 million at January 31, 2011 from $284.5 million at January 31, 2010. During the fiscal year, the Company decreased accounts receivable by $1.0 million, increased prepaid expenses and other current assets by $2.0 million, increased inventory by $87.1 million, increased accounts payable and accrued liabilities by $54.6 million, and decreased income taxes payable by $41.3 million.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Financing Activities
On June 24, 2010, the Company announced that it had completed a mining segment senior secured revolving credit facility with Standard Chartered Bank for $100.0 million. On February 28, 2011, the Company increased the facility by $25.0 million to $125.0 million. The facility has an initial maturity date of June 24, 2013 with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. The facility is available to the Company and Harry Winston Diamond Mines Ltd. for general corporate purposes. Borrowings bear an interest margin of 3.5% above the higher of LIBOR or lender cost of funds. The Company is required to comply with financial covenants at the mining segment level customary for a financing of this nature, with change in control provisions at the Company and Diavik Diamond Mines level. At January 31, 2011, the Company had $50.0 million outstanding on this senior secured revolving credit facility, which was used as a component of the financing for the Kinross Buy Back Transaction.

As at January 31, 2011, the Company’s luxury brand subsidiary, Harry Winston Inc., had $165.0 million outstanding on its $250.0 million secured five-year revolving credit facility maturing on March 31, 2013, which is used to fund salon inventory and capital expenditure requirements. This compares to $140.0 million outstanding at January 31, 2010.

Also included in long-term debt of the Company’s luxury brand operations is a 25-year loan agreement for CHF 17.5 million ($18.4 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. At January 31, 2011, $16.7 million was outstanding compared to $15.5 million at January 31, 2010. The bank has a secured interest in the factory building.

Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to ¥1,880 million ($22.9 million). At January 31, 2011, $22.9 million had been drawn against these facilities and classified as bank advances compared to $22.5 million at January 31, 2010.

At January 31, 2011 and January 31, 2010, no amounts were outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., or its Indian subsidiary, Harry Winston Diamond (India) Private Limited.

Investing Activities
On August 25, 2010, Harry Winston Diamond Corporation reacquired from Kinross for $191.2 million (including transaction costs) its 9% indirect interest in the Diavik Joint Venture, representing Kinross’s direct 22.5% interest in HWDLP previously acquired in March 2009. The purchase price for Kinross’s 22.5% interest in HWDLP was based on the market value of consideration on the closing date and was satisfied by the payment of $50.0 million in cash, the issuance to Kinross of approximately 7.1 million Harry Winston Diamond Corporation common shares from treasury with a market value of $69.7 million, and the issuance to Kinross of a promissory note in the amount of $70.0 million, maturing on August 25, 2011. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances. With this transaction, the Company’s ownership interest in the Diavik Joint Venture was increased back to 40%.

During the fiscal year, the Company purchased capital assets of $49.1 million, of which $42.3 million were purchased for the mining segment and $6.8 million for the luxury brand segment.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Contractual Obligations
The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. HWDLP’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2011 to 2015, is approximately $170 million assuming a Canadian/US average exchange rate of $1.00 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a)(b)	$336,245	$80,456	$233,019	$4,685	$18,085
Environmental and participation agreements incremental commitments (c)	94,615	82,156	680	4,798	6,981
Operating lease obligations (d)	104,548	18,720	29,010	20,962	35,856
Capital lease obligations (e)	87	87	–	–	–
Total contractual obligations	$535,495	$181,419	$262,709	$30,445	$60,922

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank for $100.0 million. On February 28, 2011, the Company increased the facility by $25.0 million to $125.0 million. The facility has an initial maturity date of June 24, 2013 with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. At January 31, 2011, $50.0 million was outstanding.

On August 25, 2010, the Company issued a promissory note in the amount of $70.0 million, maturing on August 25, 2011, as part of the consideration for the Kinross Buy Back Transaction. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances.

Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility. There are no scheduled repayments required before maturity. At January 31, 2011, $165.0 million had been drawn against this secured credit facility, which expires on March 31, 2013.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($18.4 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($3.7 million) loan and a CHF 14.0 million ($14.7 million) loan. The CHF 3.5 million loan bears interest at a rate of 3.15% and matures on April 22, 2013. The CHF 14.0 million loan bears interest at a rate of 3.55% and matures on January 31, 2033. At January 31, 2011, $16.7 million was outstanding on the loan agreement compared to $15.5 million at January 31, 2010. The bank has a secured interest in the factory building.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, and may be prepaid at any time. On January 31, 2011, $7.0 million was outstanding on the mortgage payable.

(b)

Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at January 31, 2011, and have been included under long-term debt in the table above. Interest payments for the next twelve months are approximated to be $9.1 million.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which HWDLP’s share as at January 31, 2011 was $80.4 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston Inc. salons and office space, and long-term leases for property, land, office premises and a fuel tank farm for the Diavik Diamond Mine.

(e)	Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. luxury brand exhibit space.

Supplementary Measure
In addition to discussing earnings measures in accordance with Canadian GAAP, the MD&A provides the following supplementary measure, which is also used by management to monitor and evaluate the performance of the Company and its business segments.

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to Canadian GAAP. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents earnings from operations before depreciation and amortization.

EBITDA is a measure commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales.

CONSOLIDATED
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2011	2011	2011	2011	2010	2010	2010	2010	2011	2010	2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Earnings (loss) from operations	$20,418	$13,740	$28,933	$1,360	$(3,082)	$(4,941)	$(3,898)	$(10,050)	$64,451	$(21,971)	$166,066
Depreciation and amortization	25,487	19,723	20,512	15,181	18,258	11,208	16,971	17,675	80,903	64,112	76,970
EBITDA	$45,905	$33,463	$49,445	$16,541	$15,176	$6,267	$13,073	$7,625	$145,354	$42,141	$243,036

MINING SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2011	2011	2011	2011	2010	2010	2010	2010	2011	2010	2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Earnings (loss) from operations	$15,220	$8,348	$26,607	$(72)	$1,577	$(4,486)	$1,710	$(5,069)	$50,103	$(6,268)	$168,551
Depreciation and amortization	21,520	16,494	17,350	11,956	14,976	7,845	13,760	14,573	67,320	51,154	64,374
EBITDA	$36,740	$24,842	$43,957	$11,884	$16,553	$3,359	$15,470	$9,504	$117,423	$44,886	$232,925

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

LUXURY BRAND SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2011	2011	2011	2011	2010	2010	2010	2010	2011	2010	2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Earnings (loss) from operations	$5,198	$5,392	$2,326	$1,432	$(4,659)	$(455)	$(5,608)	$(4,981)	$14,348	$(15,703)	$(2,485)
Depreciation and amortization	3,966	3,229	3,162	3,226	3,282	3,363	3,211	3,102	13,583	12,958	12,596
EBITDA	$9,164	$8,621	$5,488	$4,658	$(1,377)	$2,908	$(2,397)	$(1,879)	$27,931	$(2,745)	$10,111

Disclosure Controls and Procedures
The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Harry Winston Diamond Corporation, including its consolidated subsidiaries, is made known to the management of the Company by others within those entities, particularly during the period in which the Company’s annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The management of Harry Winston Diamond Corporation was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Harry Winston Diamond Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are effective as of January 31, 2011, to ensure that information required to be disclosed in reports that the Company will file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

Internal Control over Financial Reporting
The certifying officers of Harry Winston Diamond Corporation have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, including its consolidated subsidiaries.

Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2011.

Changes in Internal Control over Financial Reporting
In conjunction with the Company adopting IFRS (as discussed elsewhere in this MD&A) the Company has enhanced its process around complex accounting and significant accounting judgments. The Company's enhanced process includes a formal documentation of the position, the Company's accounting policy choice (if applicable) and the impact on the Company and its financials statements.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of Canadian GAAP that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Harry Winston Diamond Corporation’s financial results.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes. Financial results as determined by actual events could differ from those estimated.

The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves
Harry Winston Diamond Corporation capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Diamond Mine’s latest projected open pit and underground life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

Future Site Restoration Costs
The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. As at January 31, 2011, estimates of all legal obligations at the Joint Venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the Joint Venture level.

Intangible Assets
Certain of the Company’s intangible assets are recorded at fair value upon acquisition and have an indefinite useful life. The Company assesses impairment of such intangible assets by determining whether the carrying value exceeds the fair value. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to earnings in the year in which such impairment is determined by management. These approaches involve significant management judgment and, as a result, are subject to change.

Risks and Uncertainties
Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI
HWDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its luxury brand operations. Each, in turn, is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions or the occurrence of further terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or in diamonds available for sale through recommencement of suspended mining activity or the release of stocks held back during recent periods of low demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon refurbishment and expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. On August 25, 2010, the Company completed the Kinross Buy Back Transaction, reacquiring the 22.5% interest in HWDLP that had been previously acquired by Kinross in March 2009. Pursuant to this agreement, Kinross received $50.0 million in cash, a promissory note (the “Kinross Note”) in the amount of $70.0 million, plus the issuance of approximately 7.1 million treasury common shares of the Company. The promissory note bears interest at a rate of 5% per annum with a maturity date of August 25, 2011 and can be paid in cash or, subject to certain limitations, in treasury common shares issued by the Company to Kinross. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances. The Kinross Note is a significant short-term financial obligation. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since the fall of 2008. This has restricted the Company’s growth opportunities both domestically and internationally, and a return to a recession or weak recovery, due to recent disruptions in financial markets in the European Union or otherwise and the recent disaster in Japan and political upheavals in the Middle East, could cause the Company to experience further revenue declines across both of its business segments due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies, such as the Euro, which has shown significant recent volatility, against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes that could differ materially from those under which they operate in Canada and the US.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government has established a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, the closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

The Company’s success in marketing rough diamonds and operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and operating its luxury brand segment.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Expansion and Refurbishment of the Existing Salon Network
A key component of the Company’s luxury brand strategy in recent years has been the expansion of its salon network. The Company currently expects to expand its retail salon network to 35 salons (in total) world-wide by 2016. An additional objective of the Company is to achieve compound annual growth rate in sales in the mid teens in the luxury brand segment and an operating profit in the low to mid teens in the luxury brand segment, in each case over the five-year period from fiscal 2012 to 2016. Although the Company considers these objectives to be reasonable, they are subject to a number of risks and uncertainties, and there can be no assurance that these objectives will be realized. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed by Harry Winston Inc. through borrowings. The successful expansion of the Company’s global salon network, and achieving an increase in sales and in operating profit, will depend on a variety of factors, including world-wide economic conditions, market demand for luxury goods, the strength of the Harry Winston brand and the availability of sufficient funding. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the luxury brand segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Brand Segment
The Company is exposed to competition in the luxury brand market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

Changes in Accounting Policies
Business Combinations and Non-Controlling Interests
Effective February 1, 2010, the Company early adopted Handbook Section 1582, “Business Combinations”, Handbook Section, 1601 “Consolidated Financial Statements”, Handbook Section 1602, “Non-Controlling Interests”, and amendments to Handbook Section 3251, “Equity”, from the Canadian Institute of Chartered Accountants (“CICA”), which have been applied retrospectively. Under these sections, non-controlling interest is reported as a component of shareholders’ equity. As a result, the prior year amounts for non-controlling interest in the consolidated balance sheet have been reclassified into shareholders’ equity.

Recently Issued Accounting Standards
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises must adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for financial periods beginning on or after January 1, 2011. Accordingly, for the transition year, which commenced February 1, 2010 (the “date of transition”), the Company has continued to report under Canadian GAAP and is capturing comparable IFRS financial information. Commencing February 1, 2011 (the “changeover date”), the Company will convert to IFRS and prepare its first unaudited interim period consolidated financial statements in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” for the three-month period ended April 30, 2011, with comparative information also presented under IFRS.

The conversion project from Canadian GAAP to IFRS is led by finance management, and includes representatives from various areas of the Company as necessary to plan for and achieve a smooth transition. The Company has engaged the services of a third party expert advisor to assist. Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project is in place. The conversion project consists of three phases:

Assessment Phase – This phase involves a review of accounting differences between Canadian GAAP and IFRS; an evaluation of First Time Adoption of International Financial Reporting Standards (“IFRS 1”) exemptions for first time IFRS adopters; and a high-level impact assessment on systems and business processes. This phase was completed during the third quarter of fiscal 2010.

Design Phase – This phase involves prioritizing and resolving accounting treatment issues; quantifying the impact of converting to IFRS; reviewing and approving accounting policy choices; performing a detailed impact assessment on systems and processes; designing system and business process changes; developing IFRS training material; and drafting IFRS financial statement content. This phase was completed during the third quarter of fiscal 2011.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Implementation Phase – This phase involves changes to systems and business processes; determining the opening IFRS transition balance sheet; dual accounting under both Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements for fiscal 2011. The Company has substantially completed the implementation phase of its conversion project and expects to complete its first interim consolidated financial statements prepared under IFRS for the three months ended April 30, 2011, with no significant issues or delay.

FIRST TIME ADOPTION OF IFRS – EXPECTED IMPACT OF IFRS ADOPTION AT FEBRUARY 1, 2010
The Company has identified the areas noted below as those expected to have the greatest impact on the financial statements as of the date of transition to IFRS, February 1, 2010. The Company’s IFRS adjustments to its Canadian GAAP balance sheet on transition are intended to reflect the Company’s financial position under IFRS in accordance with accounting policies the Company expects to adopt in its January 31, 2012 financial statements. Consequently, the following areas should not be regarded as a complete list of expected changes. As the Company finalizes the implementation phase of its conversion project, and as changes to Canadian GAAP and IFRS standards may occur prior to January 31, 2012, the differences and impacts described below may be subject to change. The Company will continue to monitor these international accounting developments and to disclose additional impacts on its financial reporting as they are determined.

IFRS 1 provides mandatory guidance that generally requires full retrospective application of IFRS and interpretations from the date of transition, February 1, 2010. All material accounting differences between Canadian GAAP and IFRS will be eliminated generally through opening retained earnings at the date of transition. However, IFRS 1 allows certain optional exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. The following are the significant optional exemptions available under IFRS 1 that the Company expects to apply in preparing its opening balance sheet in accordance with IFRS:

Business Combinations – IFRS 1 allows the Company not to apply “Business Combinations” (“IFRS 3 (Revised)”) retrospectively to past acquisitions. The Company expects to apply this election as of the date of transition, February 1, 2010. IFRS 3 (Revised) will be applied prospectively from the date of the opening balance sheet.

Leases – The Company expects to utilize this exemption that allows an entity not to have to reassess contracts that have already been assessed under Canadian GAAP, and which would have resulted in a similar conclusion as IFRIC 4, “Determining Whether an Arrangement Contains a Lease”.

Cumulative Translation Differences – Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with the “Effects of Changes in Foreign Exchange Rates” (“IAS 21”) from the date a subsidiary or associate was formed or acquired. This exemption permits the Company to reset existing cumulative translation differences to zero at transition date. The Company expects to apply this election as of the date of transition, February 1, 2010, which will result in a reduction in accumulated other comprehensive income of approximately $29 million and a corresponding increase in retained earnings.

Borrowing Costs – This exemption allows the Company to adopt “Borrowing Costs” (“IAS 23”), which requires the capitalization of borrowing costs on all qualifying assets, prospectively from the date of the opening IFRS balance sheet. The alternative to this exemption requires the Company to retrospectively restate borrowing costs in accordance with IFRS requirements, in addition to capitalizing borrowing costs from the date of transition. The Company expects to apply this election as of the date of transition, February 1, 2010.

Decommissioning Liabilities Included in the Cost of Property, Plant and Equipment – IFRS 1 provides an optional exemption from the full retrospective application of decommissioning liabilities, which allows an entity to re-measure provisions on the transition date under IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) and estimate the amount to be included in the cost of the related asset by discounting the liability to the date at which it first arose. The alternative to this election, retrospective application, would require the Company to estimate its provision for reclamation and remediation at the original date incurred and reflect changes in estimate and discount rates through to the date of transition to IFRS. The Company expects to elect this optional exemption and apply IAS 37 on a prospective basis from February 1, 2010. This is expected to result in an increase in the future site restoration liability by approximately $2 million, a reduction of $1 million in both the net book value of mining capital assets and in future income tax liability, and a reduction in retained earnings of approximately $2 million, net of tax.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

The following accounting policy changes resulting from differences between Canadian GAAP and IFRS are also expected to result in an adjustment to the Company’s opening IFRS balance sheet. The accounting differences described immediately below should not be regarded as a complete list of areas that may be impacted by the transition to IFRS.

Exploration and Evaluation – “Exploration for and Evaluation of Mineral Resources” (“IFRS 6”) allows an entity to either develop a new accounting policy for exploration and evaluation expenditures consistent with IFRS requirements or continue to follow the Company’s existing policy. Accordingly, the Company has evaluated alternative accounting policy choices to its existing approach to capitalizing all exploration costs incurred. The Company has determined that changes to its existing accounting policy would be appropriate in order for the future recognition of exploration expenditures as an asset to be more in line with the IFRS Conceptual Framework.

Under the Company’s new accounting policy for exploration expenditures, effective with its transition to IFRS on February 1, 2010, costs incurred before mineralization is classified as proven and probable reserves will be expensed as exploration and evaluation expenditures. Drilling and related costs will be capitalized for an ore body where proven and probable reserves exist and the activities are directed at either (a) obtaining additional information on the ore body that is classified within proven and probable reserves, or (b) converting non-reserve mineralization to proven and probable reserves and the benefit is expected to be realized over an extended period of time. All other drilling and related costs will be expensed as incurred. Capitalized exploration and evaluation expenditures are expected to be recorded as a component of property, plant and equipment. The retrospective application of this new accounting policy as at February 1, 2010 is expected to reduce mining capital assets by approximately $19 million, with a reduction in retained earnings of approximately $13 million, after the impact of related income taxes.

Deferred Income Taxes – Under IFRS, deferred income taxes are recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of non-monetary items denominated in other than US dollars, the Company’s functional currency. Under Canadian GAAP, these temporary differences are not accounted for. The cost of the mining assets owned by the Diavik Joint Venture are denominated in Canadian dollars, which will result in additional deferred income taxes recognized by the Company under IFRS. The retrospective application of this new accounting policy as at February 1, 2010 is expected to reduce deferred income tax liability by approximately $24 million, with an increase in retained earnings and non-controlling interest by $23 million and $1 million, respectively.

Under IFRS, the Company expects to present the above new foreign exchange differences recognized along with the existing foreign exchange gains and losses from the translation of deferred income taxes, together as part of income tax expense. Under Canadian GAAP, the foreign exchange differences from the translation of deferred taxes are presented within the foreign exchange gain/loss account.

Deferred Income Taxes – Under IFRS, a deferred income tax liability (asset) is recognized for the differences in tax bases between jurisdictions as a result of intra-group transfer of assets. The deferred tax is computed using the tax rate applicable to the purchaser. These timing differences are not recognized under Canadian GAAP. The transition date impact is expected to result in an increase in prepaid expenses and other current assets of approximately $3 million, with an offsetting increase in retained earnings.

Actuarial Gains and Losses – IFRS provides a policy choice regarding recognition of actuarial gains and losses for defined benefit pension plans, permitting either deferred recognition and amortization using the corridor approach or immediate recognition in other comprehensive income within equity. Under Canadian GAAP, the Company applies the corridor method. For IFRS, the Company expects to recognize its actuarial gains and losses immediately through equity and retrospectively apply this equity approach at the date of transition. The retrospective application of this new accounting policy as at February 1, 2010 is expected to increase the defined benefit plan obligation by approximately $5 million, with an increase in future income tax assets of $3 million, and a reduction in accumulated other comprehensive income of $2 million.

The Company also anticipates changes in presentation and a significant increase in disclosure within its annual consolidated financial statements resulting from the adoption of IFRS.

The following accounting policy changes that represent significant areas of difference between Canadian GAAP and IFRS are not expected to result in an adjustment to the Company’s opening balance sheet on transition:

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Asset Impairment – Under IFRS, assets are tested for impairment either individually or within cash generating units. This approach reflects the smallest group of assets capable of generating largely independent cash inflows, which may differ from asset groups under Canadian GAAP. Impairment charges relating to long-lived assets may be more frequent under IFRS as the cash flow test for recoverability is based on a one-step discounted cash flow approach. Impairment under IFRS is recognized if the carrying amount exceeds the higher of fair value less cost to sell, or value in use. Reversal of impairment charges is required under IFRS if the circumstances leading to the impairment have changed.

Property, Plant and Equipment – Separate accounting for components of property, plant and equipment is broader and more vigorously applied under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

The following table summarize by topic, the expected IFRS transition impacts on the Company’s consolidated statement of financial position subtotals and totals, as at February 1, 2010:

Summary Consolidated Statement of Financial Position as at February 1, 2010:
(expressed in thousands of United States dollars)

(Unaudited)		IFRS recognition and measurement effects
				Employee	Cumulative	Asset
	Canadian	Income	Exploration	benefits	translation	retirement	IFRS
	GAAP	taxes	costs	(pensions)	adjustment	obligation	reclassifications	IFRS
ASSETS
Current assets	$441,897	$2,876	$–	$–	$–	$–	$(10,374)	$434,399
Non-current assets	1,052,908	–	(18,632)	–	–	(920)	10,374	1,043,730
Total assets	$1,494,805	$2,876	$(18,632)	$–	$–	$(920)	$–	$1,478,129

LIABILITIES
Current liabilities	$157,384	$–	$–	$–	$–	$–	$(79)	$157,305
Non-current liabilities	476,836	(24,376)	(5,521)	2,216	–	1,431	79	450,665
Total liabilities	634,220	(24,376)	(5,521)	2,216	–	1,431	–	607,970
EQUITY
Share capital & contributed surplus	444,323	–	–	–	–	–	–	444,323
Retained earnings	210,001	25,664	(12,243)	–	28,800	(2,152)	–	250,070
Accumulated other comprehensive income	28,445	–	–	(2,216)	(28,800)	–	–	(2,571)
Total shareholders’ equity	682,769	25,664	(12,243)	(2,216)	–	(2,152)	–	691,822
Non-controlling interest	177,816	1,588	(868)	–	–	(199)	–	178,337
Total equity	860,585	27,252	(13,111)	(2,216)	–	(2,351)	–	870,159
Total liabilities and equity	$1,494,805	$2,876	$(18,632)	$–	$–	$(920)	$–	$1,478,129

FIRST TIME ADOPTION OF IFRS – EXPECTED IMPACT OF IFRS ADOPTION DURING FISCAL 2011
The Company is currently determining the impact of IFRS adoption on each of its previously published Canadian GAAP quarterly results for fiscal 2011 based on the IFRS 1 elections and policy changes discussed above.

From the above February 1, 2010 IFRS adjustments, the opening balance sheet adjustment relating to the new accounting for deferred income taxes is expected to have the greatest impact on quarterly earnings in fiscal 2011. Changes in the US/Canadian dollar exchange rate will affect the magnitude and direction of this quarterly IFRS adjustment. Effectively, these new IFRS deferred taxes recognized by the revaluation of the Diavik Joint Venture mining fixed assets, are expected to largely offset the existing deferred tax impact on the revaluation of the future income tax liability currently recorded under Canadian GAAP.

Cash flows in fiscal 2011 are not expected to be materially impacted.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

IMPACT OF IFRS ADOPTION ON THE COMPANY
Other than the expected limited financial impact on the Company as discussed above, the conversion to IFRS has had a minimal business and systems impact on the organization, and is not expected to have a material impact on its executive compensation plans.

The Diavik Joint Venture is also transitioning to IFRS from Canadian GAAP, with a transition date of January 1, 2010. The Company’s IFRS 1 adjustment for decommissioning liabilities reflects the Company’s share, in US dollars, of the Diavik Joint Venture’s IFRS 1 optional exemption with respect to re-measuring asset retirement obligations and the related asset retirement cost. The Diavik Joint Venture is expected to complete its IFRS conversion in early 2011.

The Company expects no material change in internal control over financial reporting resulting from the adoption and implementation of IFRS. Approval and sign-off of all IFRS accounting changes has taken place within the Company’s existing control framework. The Company is using its current consolidation system and related processes to accommodate dual GAAP (US GAAP and IFRS) reporting for fiscal 2011 and thereafter. All Company personnel impacted by the IFRS changeover, from accounting staff to executives and directors, have undergone various levels of training and have an understanding of IFRS.

The implementation of IFRS is also not expected to have a material impact on certain financial metrics that are used in calculating the Company’s financial covenants under its mining senior secured revolving credit facility. This debt agreement provides for the opportunity to reset covenants to reflect the impact of the transition to IFRS.

The Company’s first IFRS interim financial report for April 30, 2011, will include the required Canadian GAAP to IFRS equity reconciliation at transition date, as well as equity and profit reconciliations between Canadian GAAP and IFRS for the quarter ended April 30, 2010 and the full year ended January 31, 2011. The MD&A for April 30, 2011 will provide an update on the financial and operational impacts from converting to IFRS on the comparable first quarter and for the full year ended January 31, 2011.

Outstanding Share Information
As at April 15, 2011
Authorized	Unlimited
Issued and outstanding shares	84,520,131
Options outstanding	2,858,049
Fully diluted	87,378,180

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Management’s Responsibility
for Financial Information

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

In meeting management’s responsibility for the reliability and timeliness of financial information, management maintains and relies on a comprehensive system of internal control and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. The system of internal control includes written communication of policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and regular updating of accounting policies. These controls and audits are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and Harry Winston Diamond Corporation is in compliance with all regulatory requirements.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

(SIGNED) “ROBERT A. GANNICOTT”	(SIGNED) “ALAN S. MAYNE”

ROBERT A. GANNICOTT	ALAN S. MAYNE
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Independent Auditors’ Report

To the Shareholders and Board of Directors

We have audited the accompanying consolidated financial statements of Harry Winston Diamond Corporation, which comprise the consolidated balance sheets as at January 31, 2011 and January 31, 2010, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended January 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Harry Winston Diamond Corporation as at January 31, 2011 and January 31, 2010, and its consolidated results of operations and its consolidated cash flows for each of the years in the two-year period ended January 31, 2011 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
CHARTERED ACCOUNTANTS, LICENSED PUBLIC ACCOUNTANTS
TORONTO, CANADA
APRIL 18, 2011

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Balance Sheets

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

As at January 31,	2011	2010
Assets
Current assets
Cash and cash equivalents (note 3)	$108,693	$62,969
Accounts receivable	22,723	23,520
Inventory and supplies (note 4)	403,212	311,188
Prepaid expenses and other current assets	45,681	44,220
	580,309	441,897
Mining capital assets (note 5)	777,807	802,984
Luxury brand capital assets (note 5)	61,019	62,277
Intangible assets, net (note 7)	127,894	129,213
Other assets (note 8)	16,626	15,629
Future income tax asset (note 10)	53,857	42,805
	$1,617,512	$1,494,805
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$142,339	$87,448
Income taxes payable	6,660	46,297
Bank advances (note 9(d))	22,902	22,485
Promissory note (note 9)	70,000	–
Current portion of long-term debt (note 9)	1,313	1,154
	243,214	157,384
Long-term debt (note 9)	237,450	161,538
Future income tax liability (note 10)	355,531	271,822
Other long-term liability	3,001	2,201
Future site restoration costs (note 11)	43,390	41,275

Shareholders’ equity
Share capital (note 12)	502,129	426,593
Contributed surplus	16,233	17,730
Retained earnings	176,620	210,001
Accumulated other comprehensive income	39,678	28,445
	734,660	682,769
Non-controlling interest	266	177,816
	734,926	860,585

Commitments and guarantees (note 14)
	$1,617,512	$1,494,805

See accompanying notes to consolidated financial statements.

ON BEHALF OF THE BOARD:
(SIGNED) “ROBERT A. GANNICOTT”	(SIGNED) “NOEL HARWERTH”

ROBERT A. GANNICOTT	NOEL HARWERTH
DIRECTOR	DIRECTOR

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Earnings

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

Years ended January 31,	2011	2010
Sales	$623,963	$412,901
Cost of sales	391,562	291,722
Gross margin	232,401	121,179
Selling, general and administrative expenses	167,950	143,150
Earnings (loss) from operations	64,451	(21,971)
Interest and financing expenses	(11,527)	(11,541)
Other income	486	592
Insurance settlement	–	3,350
Dilution loss (note 19)	–	(34,761)
Foreign exchange loss	(14,406)	(31,493)
Earnings (loss) before income taxes	39,004	(95,824)
Income tax expense (recovery) – Current (note 10)	(8,737)	4,586
Income tax expense (recovery) – Future (note 10)	21,121	(23,389)
Net earnings (loss)	$26,620	$(77,021)
Attributable to shareholders	$21,669	$(73,176)
Attributable to non-controlling interest	$4,951	$(3,845)
Earnings (loss) per share (note 13)
Basic	$0.27	$(0.99)
Fully diluted	$0.27	$(0.99)
Weighted average number of shares outstanding	79,858,018	74,048,981

See accompanying notes to consolidated financial statements.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Statements
of Comprehensive Income

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Years ended January 31,	2011	2010
Net earnings (loss)	$26,620	$(77,021)
Other comprehensive income (loss)
Net gain on translation of net foreign operations (net of tax of $nil)	10,879	6,757
Termination of derivative financial instruments designated as cash flow hedges (net of tax of $0.2 million; 2009 – net of tax of $nil)	354	(354)
Total comprehensive income (loss)	$37,853	$(70,618)
Attributable to shareholders	$32,902	$(66,773)
Attributable to non-controlling interest	$4,951	$(3,845)

See accompanying notes to consolidated financial statements.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Statements
of Changes in Shareholders’ Equity

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Years ended January 31,	2011	2010
COMMON SHARES:
Balance at beginning of year	$426,593	$381,541
Issued during the year	72,701	45,052
Transfer from contributed surplus on exercise of options	2,835	–
Balance at end of year	502,129	426,593
CONTRIBUTED SURPLUS:
Balance at beginning of year	17,730	16,079
Stock option expense	1,338	1,651
Transfer from contributed surplus on exercise of options	(2,835)	–
Balance at end of year	16,233	17,730
RETAINED EARNINGS:
Balance at beginning of year	210,001	283,177
Net earnings (loss)	21,669	(73,176)
Reacquisition of partnership units (including transaction costs)	(55,050)	–
Balance at end of year	176,620	210,001
ACCUMULATED OTHER COMPREHENSIVE INCOME:
Balance at beginning of year	28,445	22,042
Other comprehensive income
Net gain on translation of net foreign operations (net of tax of $nil)	10,879	6,757
Termination of derivative financial instruments designated as cash flow hedges (net of tax of $0.2 million; 2009 – net of tax of $nil)	354	(354)
Balance at end of year	39,678	28,445
NON-CONTROLLING INTEREST:
Balance at beginning of year	177,816	280
Arising on investment by Kinross	–	191,056
Non-controlling interest	4,951	(3,845)
Distribution to Kinross	(9,900)	(9,675)
Reacquisition of Kinross interest	(172,601)	–
Balance at end of year	266	177,816
Total shareholders’ equity	$734,926	$860,585

See accompanying notes to consolidated financial statements.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Consolidated Statements of Cash Flows

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

Years ended January 31,	2011	2010
Cash provided by (used in):
Operating
Net earnings (loss)	$26,620	$(77,021)
Items not involving cash
Depreciation and amortization	80,903	64,112
Future income tax expense (recovery)	21,121	(23,389)
Stock-based compensation	1,338	1,651
Foreign exchange loss	16,564	31,454
Loss on disposal of assets	237	–
Other non cash items	1,633	255
Dilution loss	–	34,761
Change in non-cash operating working capital	(74,728)	12,386
	73,688	44,209
Financing
Decrease in long-term debt	(628)	(404)
Increase (decrease) in revolving credit	76,645	(64,497)
Repayment of mining segment senior secured term and revolving credit facilities	–	(74,160)
Distribution to Kinross	(9,900)	(9,675)
Issue of common shares, net of issue costs	2,964	44,740
	69,081	(103,996)
Investing
Subscription of partnership units	–	125,095
Reacquisition of partnership units	(51,450)	–
Cash collateral and cash reserves	–	30,145
Mining capital assets	(42,343)	(50,856)
Luxury brand capital assets	(6,751)	(3,033)
Other assets	(3,230)	(992)
	(103,774)	100,359
Foreign exchange effect on cash balances	6,729	5,662
Increase in cash and cash equivalents	45,724	46,234
Cash and cash equivalents, beginning of year	62,969	16,735
Cash and cash equivalents, end of year	$108,693	$62,969
Change in non-cash operating working capital
Accounts receivable	$1,029	$43,720
Prepaid expenses and other current assets	(1,945)	1,823
Inventory and supplies	(87,066)	38,974
Accounts payable and accrued liabilities	54,596	(33,277)
Income taxes payable	(41,342)	(38,854)
	(74,728)	12,386
Supplemental cash flow information
Cash taxes paid	31,651	43,925
Cash interest paid	8,958	10,827

See accompanying notes to consolidated financial statements.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Notes to Consolidated Financial Statements

YEARS ENDED JANUARY 31, 2011 AND 2010
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

NOTE 1:
Nature of Operations
Harry Winston Diamond Corporation (the “Company”) is a diamond enterprise with premium assets in the mining and luxury brand segments of the diamond industry.

The Company’s most significant asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

On August 25, 2010, Harry Winston Diamond Corporation reacquired from Kinross Gold Corporation (“Kinross”) for $191.2 million (including transaction costs) its 9% indirect interest in the Diavik Joint Venture (the “Kinross Buy Back Transaction”), representing Kinross’s direct 22.5% interest in HWDLP previously acquired in March 2009. The purchase price for Kinross’s 22.5% interest in HWDLP was based on the market value of consideration on the closing date and was satisfied by the payment of $50.0 million in cash, the issuance to Kinross of approximately 7.1 million Harry Winston Diamond Corporation common shares from treasury with a market value of $69.7 million and the issuance to Kinross of a promissory note in the amount of $70.0 million, maturing on August 25, 2011. The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances. With this transaction, the Company’s ownership interest in the Diavik Joint Venture was increased back to 40%.

The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

NOTE 2:
Significant Accounting Policies
The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The principal accounting policies presently followed by the Company are summarized as follows:

(a) Principles of Consolidation
The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of unincorporated joint arrangements.

SUBSIDIARIES
A subsidiary is an entity that is controlled by the Company. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to non-controlling shareholders are presented as non-controlling interests on the consolidated balance sheets and consolidated statements of earnings.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

JOINT ARRANGEMENTS THAT ARE NOT ENTITIES (“JOINT ARRANGEMENTS”)
The Diavik Joint Venture is an unincorporated joint arrangement. HWDLP owns an undivided 40% ownership interest in the assets, liabilities and expenses of the Joint Venture. The Company records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Joint Venture. With the closing of the Kinross Buy Back Transaction, the Company’s economic interest in the Diavik Diamond Mine was increased back to 40%.

(b) Measurement Uncertainty
The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes. Financial results as determined by actual events could differ from those estimated.

(c) Revenue Recognition
Revenue from rough diamond sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, persuasive evidence that an arrangement exists, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

Revenue from fine jewelry and watch sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales are reported net of returns.

(d) Cash Resources
Cash and cash equivalents, and cash collateral and cash reserves, consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days), and are carried at fair value.

(e) Trade Accounts Receivable
Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f) Inventory
Rough diamond inventory is recorded at the lower of cost or net realizable value. Cost is determined on an average cost basis, including production costs and value-added processing activity.

Merchandise inventory is recorded at the lower of cost or net realizable value and includes fine jewelry and watches. Included in merchandise inventory are production costs such as material, labour and overhead costs.

Supplies inventory is recorded at the lower of cost or net realizable value. Supplies inventory includes consumables and spare parts to be maintained at the Diavik Diamond Mine site and at the Company’s sorting and distribution facility locations, and raw materials used in the manufacturing of luxury brand merchandise inventory.

(g) Deferred Mineral Property Costs
All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the preproduction stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

The costs of deferred mineral properties from which there is production are amortized using the unit-of-production method based on carats of diamonds recovered during the period relative to estimated proven and probable ore reserves. The Company does not include estimates of indicated or inferred resources in its calculation of ore reserves.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

General exploration expenditures that do not relate to specific resource properties are expensed in the period incurred.

On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Joint Venture continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated fair value.

(h) Capital Assets
Capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the unit-of-production method or straight-line method as appropriate. The unit-of-production method is applied to a substantial portion of Diavik Diamond Mine capital assets and, depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable ore reserves of the ore deposit being mined, or to the total ore deposit. The Company does not include estimates of indicated or inferred resources in its calculation of ore reserves. Other capital assets are depreciated using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Asset	Estimated useful life (years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture and equipment	2–10
Leasehold and building improvements	Up to 20

Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized.

The recoverability of the amounts shown for the Diavik Diamond Mine capital assets is dependent upon the continued existence of economically recoverable reserves, upon maintaining title and beneficial interest in the property, and upon future profitable production or proceeds from disposition of the diamond properties. The amounts representing Diavik Diamond Mine capital assets do not necessarily represent present or future values.

Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

(i) Intangible Assets
Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values at acquisition.

Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives as follows:

Asset	Estimated useful life (years)
Wholesale distribution network	10
Store leases	Up to 9

The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in earnings for the excess, if any.

(j) Other Assets
Other assets include depreciable assets amortized over a period not exceeding ten years.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

(k) Future Site Restoration Costs
The Company records the fair value of any asset retirement obligation as a long-term liability in the year in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted periodically to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

(l) Foreign Currency Translation
The functional currency of the Company is the US dollar. At year end, monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations were incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income under shareholders’ equity.

(m) Income and Mining Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year during which the change in tax rates is considered to be substantively enacted.

(n) Stock-Based Compensation
The Company applies the fair value method to all grants of stock options.

The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded as an expense on a straight-line basis over the vesting period, with an offsetting credit to shareholders’ equity. Any consideration received on amounts attributable to stock options is credited to share capital.

(o) Restricted and Deferred Share Unit Plans
The Restricted and Deferred Share Unit (“RSU” and “DSU”) Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares. Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Under the prior RSU Plan, each RSU grant vests on the third anniversary of the grant date. Under the 2010 RSU Plan, each RSU grant vests equally over a three-year period. Vesting under both RSU Plans is subject to special rules for death, disability and change in control. Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date. The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the vesting period.

(p) Post Retirement Benefits
The expected costs of post retirement benefits under defined benefit arrangements are charged to earnings over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight-line basis over the expected average remaining service lives of relevant current employees. The plan assets and liabilities are valued annually by qualified actuaries.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

(q) Financial Instruments
From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Gains and losses resulting from any ineffectiveness in a hedging relationship must be recognized immediately in net earnings. The Company may also have a limited number of embedded derivatives relating to the Diavik Diamond Mine. Derivatives embedded in non-derivative host contracts are recognized separately unless closely related to the host contract. The Company does not use derivatives for trading or speculative purposes.

(r) Basic and Diluted Earnings per Share
Basic earnings per share are calculated by dividing net earnings (loss) by the weighted average number of shares outstanding during the year.

Diluted earnings per share are determined using the treasury stock method to calculate the dilutive effect of options and warrants. The treasury stock method assumes that the exercise of any “in-the-money” options with the option proceeds would be used to purchase common shares at the average market value for the year. Options with an exercise price higher than the average market value for the year are not included in the calculation of diluted earnings per share as such options are not dilutive.

(s) Impairment of Long-Lived Assets
Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(t) Adoption of New Accounting Standards and Developments
Business Combinations and Non-Controlling Interests
Effective February 1, 2010, the Company early adopted Handbook Section 1582, “Business Combinations”, Handbook Section 1601, “Consolidated Financial Statements”, Handbook Section 1602, “Non-Controlling Interests”, and amendments to Handbook Section 3251, “Equity”, from the Canadian Institute of Chartered Accountants, which have been applied retrospectively. Under these sections, non-controlling interest is reported as a component of shareholders’ equity. As a result, the prior year amounts for non-controlling interest in the consolidated balance sheet have been reclassified into shareholders’ equity.

NOTE 3:
Cash Resources

	2011	2010
Cash on hand and balances with banks	$107,993	$61,449
Short-term investments (a)	700	1,520
Total cash resources	$108,693	$62,969

(a) Short-term investments are held in overnight deposits and money market instruments with a maturity of 30 days.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 4:
Inventory and Supplies

	2011	2010
Merchandise inventory	$258,035	$176,114
Rough diamond inventory	28,678	23,365
Supplies inventory	116,499	111,709
Total inventory and supplies	$403,212	$311,188

NOTE 5:
Capital Assets

	2011			2010
		Accumulated	Net		Accumulated	Net
	Cost	amortization	book value	Cost	amortization	book value
MINING
Deferred mineral property costs (a)	$284,546	$146,869	$137,677	$284,321	$128,574	$155,747
Diavik equipment and leaseholds (b)	850,650	239,934	610,716	815,858	196,816	619,042
Furniture, equipment and other (c)	7,926	5,676	2,250	7,742	5,319	2,423
Real property – land and building (d)	35,227	8,063	27,164	32,468	6,696	25,772
	$1,178,349	$400,542	$777,807	$1,140,389	$337,405	$802,984
LUXURY BRAND
Furniture, equipment and other (c)	$34,866	$23,879	$10,987	$29,278	$18,139	$11,139
Real property – land and building (d)	85,493	35,461	50,032	77,485	26,347	51,138
	$120,359	$59,340	$61,019	$106,763	$44,486	$62,277

(a)

The Company holds a 40% ownership interest in the Diavik group of mineral claims, which contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties, which are in the aggregate 2% of the value of production.

(b)	Diavik equipment and leaseholds are project related assets at the Joint Venture level.
(c)	Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility and at Harry Winston Inc. salons.
(d)	Real property is comprised of land and a building that houses the corporate activities of the Company, and various leasehold improvements to Harry Winston Inc. salons and corporate offices.

Depreciation expense for 2011 was $81.0 million (2010 – $60.9 million).

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 6:
Diavik Joint Venture
The following represents HWDLP’s 40% proportionate interest in the Joint Venture as at December 31, 2010 and 2009:

	2011	2010
Current assets	$92,487	$97,660
Long-term assets	739,470	760,680
Current liabilities	31,493	27,422
Long-term liabilities and participants’ account	800,464	830,918

Years ended	2011	2010
Expenses net of interest income of $0.1 million (2010 – interest income of $0.3 million) (a)	$205,541	$171,159
Cash flows resulting from (used in) operating activities	(129,851)	(104,394)
Cash flows resulting from financing activities	168,045	167,629
Cash flows resulting from (used in) investing activities	(40,105)	(64,180)

(a)	The Joint Venture only earns interest income.

HWDLP is contingently liable for DDMI’s portion of the liabilities of the Joint Venture, and to the extent HWDLP’s participating interest has increased due to the failure of DDMI to make a cash contribution when required, HWDLP would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

NOTE 7:
Intangible Assets

	Amortization		Accumulated
	period	Cost	amortization	2011 net	2010 net
Trademark	Indefinite life	$112,995	$–	$112,995	$112,995
Drawings	Indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	(3,041)	2,534	3,092
Store leases	65–105 months	5,639	(5,639)	–	761
Intangible assets		$136,574	$(8,680)	$127,894	$129,213

Amortization expense for 2011 was $1.3 million (2010 – $1.5 million). The Company completed a valuation of its trademark and drawings as of January 31, 2011 and concluded that there was no impairment of these assets.

NOTE 8:
Other Assets

	2011	2010
Prepaid pricing discount (a), net of accumulated amortization of $8.9 million (2010 – $7.4 million)	$3,120	$4,560
Other assets	5,503	1,328
Refundable security deposits	8,003	9,741
	$16,626	$15,629

(a)	Prepaid pricing discount represents funds paid to Tiffany & Co. by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized on a straight-line basis over the remaining life of the contract.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 9:
Long-Term Debt

	2011	2010
Mining segment credit facilities (a)(i)	$50,000	$–
Mining segment promissory note (a)(ii)	70,000	–
Harry Winston Inc. credit facilities (b)	181,715	155,486
First mortgage on real property (a)(iii)	7,048	7,206
Total long-term debt	308,763	162,692
Less current portion	(71,313)	(1,154)
	$237,450	$161,538

		Nominal		Carrying amount at
	Currency	interest rate	Date of maturity	January 31, 2011	Borrower
Secured bank loan (b)(i)	US	2.05%	March 31, 2013	$165.0 million	Harry Winston Inc.
Secured bank loan (b)(ii)	CHF	3.15%	April 22, 2013	$3.7 million	Harry Winston S.A.
Secured bank loan (b)(ii)	CHF	3.55%	January 31, 2033	$13.0 million	Harry Winston S.A.
Secured bank loan (a)(i)	US	4.19%	June 24, 2013	$50.0 million	Harry Winston Diamond Corporation and Harry
					Winston Diamond Mines Ltd.
First mortgage on real property (a)(iii)	CDN	7.98%	September 1, 2018	$7.0 million	6019838 Canada Inc.
Promissory note (a)(ii)	US	5.00%	August 25, 2011	$70.0 million	Harry Winston Diamond Corporation
Secured bank advance (d)	US	N/A	Due on demand	$nil	Harry Winston Diamond International N.V. and
					Harry Winston Diamond (India) Private Limited
Secured bank advance (d)	YEN	2.25%	March 22, 2011	$7.0 million	Harry Winston Japan, K.K.
Unsecured bank advance (d)	YEN	2.98%	February 24, 2011	$7.9 million	Harry Winston Japan, K.K.
Unsecured bank advance (d)	YEN	2.98%	February 28, 2011	$8.0 million	Harry Winston Japan, K.K.

(a) MINING SEGMENT CREDIT FACILITIES

(i)

On June 24, 2010, the Company announced that it has completed a mining segment senior secured revolving credit facility with Standard Chartered Bank for $100.0 million. On February 28, 2011, the Company increased the facility by $25.0 million to $125.0 million. The facility has an initial maturity date of June 24, 2013 with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. The facility is available to the Company and Harry Winston Diamond Mines Ltd. for general corporate purposes. Borrowings bear an interest margin of 3.5% above the higher of LIBOR or lender cost of funds. The Company is required to comply with financial covenants at the mining segment level customary for a financing of this nature, with change in control provisions at the Company and Diavik Diamond Mines level. At January 31, 2011, the Company had $50.0 million outstanding on its mining segment senior secured revolving credit facility, which was used to fund the Kinross Buy Back Transaction.

(ii)

On August 25, 2010, the Company issued a promissory note in the amount of $70.0 million, maturing on August 25, 2011, as part of the Kinross Buy Back Transaction. The note can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances.

(iii)	The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, and may be prepaid at any time.

(b) LUXURY BRAND SEGMENT CREDIT FACILITIES

(i)

Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility. In addition, Harry Winston Inc. may increase the credit facility by an additional $50.0 million to $300.0 million during the term of the facility. There are no scheduled repayments required before maturity on March 31, 2013. The credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The amount available under this facility is subject to a borrowing base formula based on certain assets of Harry Winston Inc.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

The credit agreement contains affirmative and negative non-financial and financial covenants, which apply to the luxury brand segment. These provisions include consolidated minimum tangible net worth, minimum coverage of fixed charges, leverage ratio and limitations on capital expenditures and certain investments. The credit agreement also includes a change of control provision, which would result in the entire unpaid principal and all accrued interest of the facility becoming due immediately upon change of control, as defined. Any material adverse change, as defined, in the luxury brand segment’s business, assets, liabilities, consolidated financial position or consolidated results of operations constitutes default under the agreement.

The luxury brand segment has pledged 100% of Harry Winston Inc.’s common stock and 66 ⅔% of the common stock of its foreign subsidiaries to the bank to secure the loan. Inventory and accounts receivable of Harry Winston Inc. are pledged as collateral to secure the borrowings of Harry Winston Inc. In addition, an assignment of proceeds on insurance covering security collateral was made.

Loans under the credit facility can be either fixed rate loans or revolving line of credit loans. The fixed rate loans will bear interest within a range of 1.50% to 2.25% above LIBOR, based upon a pricing grid determined by the fixed charge coverage ratio. Interest under this option will be determined for periods of either one, two, three or six months. The revolving line of credit loans will bear interest within a range of 0.50% to 0.75% above the bank’s prime rate based upon a pricing grid determined by the fixed charge coverage ratio as well.

(ii)

Harry Winston S.A. maintains a 25-year loan agreement for CHF 17.5 million ($18.4 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($3.7 million) loan and a CHF 14.0 million ($14.7 million) loan. The bank has a secured interest in the factory building.

(c) REQUIRED PRINCIPAL REPAYMENTS

2012	$71,313
2013	1,370
2014	220,113
2015	1,498
2016	1,570
Thereafter	12,899

(d) BANK ADVANCES

The Company has available a $45.0 million (utilization in either US dollars or Euros) revolving financing facility for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5% . Borrowings under the Indian facility bear an interest rate of 10.5% . At January 31, 2011, no amounts were drawn under the Company’s revolving financing facility relating to Harry Winston Diamond International N.V. or Harry Winston Diamond (India) Private Limited. The facility is guaranteed by Harry Winston Diamond Corporation.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks, each amounting to ¥1,305 million ($15.9 million). Harry Winston Japan, K.K. also maintains a secured credit agreement amounting to ¥575 million ($7.0 million) classified as bank advances. This facility is secured by inventory owned by Harry Winston Japan, K.K.

NOTE 10:
Income Tax
The future income tax asset of the Company is $53.9 million, of which $34.0 million relates to the luxury brand segment. Included in the future tax asset is $26.6 million that has been recorded to recognize the benefit of $87.3 million of net operating losses that Harry Winston Inc. and its subsidiaries have available for carry forward to shelter income taxes for future years. Certain net operating losses are scheduled to expire between 2014 and 2031.

The future income tax liability of the Company is $355.5 million, of which $84.7 million relates to the luxury brand segment. Harry Winston Inc.’s future income tax liabilities include $55.1 million from the purchase price allocation. The Company’s future income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded in net earnings for each year.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

(a) The income tax provision consists of the following:

	2011	2010
Current expense (recovery)	$(8,737)	$4,586
Future expense (recovery)	21,121	(23,389)
	$12,384	$(18,803)

(b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2011 and 2010 are as follows:

	2011	2010
FUTURE INCOME TAX ASSETS
Net operating loss carryforwards	$32,167	$27,466
Capital assets	3,447	2,499
Future site restoration costs	16,777	12,471
Luxury brand inventory	184	1,525
Other future income tax assets	7,094	5,468
Gross future income tax assets	59,669	49,429
Valuation allowance	(5,812)	(6,624)
Future income tax assets	53,857	42,805
FUTURE INCOME TAX LIABILITIES
Deferred mineral property costs	(52,180)	(47,398)
Capital assets	(188,787)	(140,118)
Future site restoration costs	(7,921)	(6,894)
Luxury brand inventory	(26,741)	(15,995)
Intangible assets	(55,097)	(55,542)
Other future income tax liabilities	(24,805)	(5,875)
Future income tax liabilities	(355,531)	(271,822)
Future income tax liability, net	$(301,674)	$(229,017)

(c) The difference between the amount of the reported consolidated income tax provision and the amount calculated by multiplying the earnings (loss) before income taxes by the statutory tax rate of 29% (2010 – 30%) is a result of the following:

	2011	2010
Expected income tax expense (recovery)	$11,311	$(28,747)
Non-deductible items	1,871	14,990
Northwest Territories mining royalty (net of income tax relief)	4,265	(137)
Earnings subject to tax different than statutory rate	45	(4,767)
Assessments and adjustments	(2,254)	(2,743)
Change in valuation allowance	(529)	1,666
Other	(2,325)	935
Recorded income tax expense (recovery)	$12,384	$(18,803)

(d) The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $1.2 million. Harry Winston Inc. has net operating loss carryforwards for US income tax purposes of $71.2 million and $16.0 million for other foreign jurisdiction tax purposes.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 11:
Future Site Restoration Costs

	2011	2010
At February 1, 2010 and 2009	$41,275	$39,506
Revision of previous estimates	111	–
Accretion of provision	2,004	1,769
At January 31, 2011 and 2010	$43,390	$41,275

The Joint Venture has an obligation under various agreements (note 14) to reclaim and restore the lands disturbed by its mining operations.

The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2011 is estimated to be $85.9 million, of which approximately $24.1 million is expected to occur at the end of the mine life. The anticipated cash flows relating to the obligation at the time of the obligation have been discounted at a credit adjusted interest rate of 4.96% .

NOTE 12:
Share Capital
(a) Authorized
Unlimited common shares without par value.

(b) Issued

	Number of shares	Amount
Balance, January 31, 2009	61,372,092	$381,541
SHARES ISSUED FOR:
Cash	15,200,000	44,997
Exercise of options	16,501	55
Balance, January 31, 2010	76,588,593	426,593
SHARES ISSUED FOR:
Cash	7,142,857	69,737
Exercise of options	428,401	5,799
Balance, January 31, 2011	84,159,851	$502,129

(c) Stock Options
Under the Employee Stock Option Plan, amended and approved by the shareholders on June 4, 2008, the Company may grant options for up to 6,000,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of grant.

The Company’s shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Compensation expense for stock options was $1.3 million for fiscal 2011 (2010 – $1.7 million) and is presented as a component of both cost of sales and selling, general and administrative expenses. The amount credited to share capital for the exercise of the options is the sum of (a) the cash proceeds received and (b) the amount debited to contributed surplus upon exercise of stock options by optionees (2011 – $2.8 million; 2010 – $nil).

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Changes in share options outstanding are as follows:

			2011			2010
			Weighted average			Weighted average
	Options		exercise price	Options		exercise price
	000s	CDN $	US $	000s	CDN $	US $
Outstanding, beginning of year	3,234	$12.89	$7.61	1,604	$22.45	$18.30
Granted	300	12.35	11.78	1,674	3.78	3.05
Exercised	(428)	7.14	6.92	(17)	3.78	3.34
Expired	(238)	26.34	25.79	(27)	21.61	17.73
	2,868	$12.58	$12.26	3,234	$12.89	$7.61

The following summarizes information about stock options outstanding at January 31, 2011:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number	remaining	average	Number	average
Range of exercise prices	outstanding	contractual	exercise price	exercisable	exercise price
CDN $	000s	life in years	CDN $	000s	CDN $
$3.78–$3.78	1,443	8.2	$3.78	1,056	$3.78
12.35–12.45	587	4.9	12.40	287	12.45
23.35–29.25	702	2.4	25.26	677	25.25
41.45–41.95	136	3.2	41.45	136	41.45
	2,868		$12.58	2,156	$14.05

(d) Stock-Based Compensation
The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the year ended January 31, 2011 and 2010 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions.

	2011	2010
Risk-free interest rate	2.13%	1.00%
Dividend yield	0.00%	0.00%
Volatility factor	50.00%	51.00%
Expected life of the options	5.9 years	5.5 years
Average fair value per option, CDN	$5.90	$1.45
Average fair value per option, US	$5.63	$1.17

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

(e) RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2009	108,599
AWARDS AND PAYOUTS DURING THE YEAR (NET)
RSU awards	11,895
RSU payouts	(74,614)
Balance, January 31, 2010	45,880
AWARDS AND PAYOUTS DURING THE YEAR (NET)
RSU awards	145,880
RSU payouts	(35,814)
Balance, January 31, 2011	155,946

DSU	Number of units
Balance, January 31, 2009	128,988
AWARDS AND PAYOUTS DURING THE YEAR (NET)
DSU awards	73,521
DSU payouts	(43,034)
Balance, January 31, 2010	159,475
AWARDS AND PAYOUTS DURING THE YEAR (NET)
DSU awards	33,739
DSU payouts	–
Balance, January 31, 2011	193,214

During the fiscal year, the Company granted 145,880 RSUs (net of forfeitures) and 33,739 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval or in accordance with contractual commitments. The RSUs granted in fiscal 2011 vest one-third on March 31, 2011, and one-third on each anniversary thereafter. Prior RSU grants vest on the third anniversary of the grant date. The vesting of grants of RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the vesting period. The Company recognized an expense of $1.0 million (2010 – $1.5 million) for the year ended January 31, 2011.

NOTE 13:
Earnings per Share

The following table presents the calculation of diluted earnings per share:

	2011	2010
NUMERATOR
Net earnings (loss) for the year attributable to shareholders	$21,669	$(73,176)
DENOMINATOR (000s SHARES)
Weighted average number of shares outstanding	$79,858	$74,049
Dilutive effect of employee stock options	1,083	662
	$80,941	$74,711

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 14:
Commitments and Guarantees
(a) Environmental Agreement
Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP’s share of this funding requirement was $0.2 million for calendar 2010. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP’s share of the letters of credit outstanding, posted by the operator of the Joint Venture with respect to the environmental agreements as at January 31, 2011, was $80.4 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b) Participation Agreements
The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and will be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The agreements terminate in the event that the mine permanently ceases to operate.

(c) Commitments
Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at HWDLP’s 40% ownership interest, before any reduction of future reclamation activities; and future minimum annual rentals under non-cancellable operating and capital leases for luxury brand salons and corporate office space, and long-term leases for property, land, office premises and a fuel tank farm at the Diavik Diamond Mine; and are as follows:

2012	$100,963
2013	99,037
2014	95,592
2015	99,183
2016	97,047
Thereafter	130,471

NOTE 15:
Employee Benefit Plans

Expenses for the year	2011	2010
Defined benefit pension plan – luxury brand segment (a)	$1,907	$2,184
Defined contribution plan – luxury brand segment (b)	783	727
Defined contribution plan – mining segment (b)	218	200
Defined contribution plan – Diavik Diamond Mine (b)	1,061	794
	$3,969	$3,905

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

(a) Defined Benefit Pension Plan
The luxury brand segment sponsors three separate defined benefit pension plans covering employees in the United States, Japan and Switzerland. The principal pension plan is the Harry Winston Employee Retirement Plan for Harry Winston Inc. US employees. The benefits for the Harry Winston Inc. plan are based on years of service and the employee’s compensation. In April 2001, Harry Winston Inc. amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry Winston Inc.’s funding policy for the US plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consist primarily of fixed income, equity and other short-term investments. The other two defined benefit pension plans are sponsored by luxury brand segment subsidiaries Harry Winston Japan, K.K. and Harry Winston S.A., which converted their previous pension plan arrangements into defined benefit plans effective February 1, 2007. Pension liabilities for these two non-US plans are funded in accordance with local laws and regulations.

(i) INFORMATION ABOUT HARRY WINSTON INC.’S US DEFINED BENEFIT PLAN IS AS FOLLOWS:

	2011	2010
ACCRUED BENEFIT OBLIGATION
Balance, beginning of year	$8,960	$8,043
Interest cost	623	672
Actuarial gain	806	1,075
Effects of changes in assumptions	–	–
Benefits paid	(856)	(830)
Balance, end of year	9,533	8,960
PLAN ASSETS
Fair value, beginning of year	7,852	7,220
Actual return on plan assets	1,235	1,462
Employer contributions	136	–
Benefits paid	(856)	(830)
Fair value, end of year	8,367	7,852
Funded status – plan deficit (included in accrued liabilities)	$1,166	$(1,108)

US plan assets represented approximately 56% of total luxury brand segment plan assets at January 31, 2011. The unfunded status of the luxury brand segment plans are comprised of $1.2 million attributed to the US-based Harry Winston Inc. plan, as reported in the table above, and $2.1 million attributed to the Harry Winston Japan, K.K. plan. The Harry Winston Japan, K.K. plan is non-funded with a benefit obligation of $2.1 million. The Harry Winston S.A. plan was fully funded at January 31, 2011 with a benefit obligation of $7.0 million offset by plan assets of $7.3 million.

The following table provides the components of the net periodic pension costs for the three plans for the years ended January 31:

	2011	2010
Service cost	$(1,643)	$(1,560)
Interest cost	(857)	(865)
Expected return on plan assets	791	692
Amortization of net actuarial gain (loss)	(131)	(189)
Amortization of prior service cost	(67)	(62)
Total	$(1,907)	$(1,984)

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

(ii) PLAN ASSETS

The asset allocation of Harry Winston Inc.’s US pension benefits at January 31 was as follows:

	2011	2010
ASSET CATEGORY
Cash equivalents	2%	2%
Equity securities	70%	67%
Fixed income securities	26%	29%
Other	2%	2%
Total	100%	100%

(iii) THE SIGNIFICANT ASSUMPTIONS USED FOR HARRY WINSTON INC.’S US PLAN ARE AS FOLLOWS:

	2011	2010
ACCRUED BENEFIT OBLIGATION
Discount rate	5.24%	5.56%
Expected long-term rate of return	7.50%	7.50%
BENEFIT COSTS FOR THE YEAR
Discount rate	5.56%	6.53%
Expected long-term rate of return on plan assets	7.50%	7.50%
Rate of compensation increase	0.00%	0.00%

Harry Winston Inc.’s overall expected long-term rate of return on assets is 7.50% . The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments. Harry Winston S.A.’s overall expected long-term rate of return on assets is 3.75% . Long-term rate of return for Harry Winston Japan, K.K. plan assets is not applicable due to the unfunded status of the plan.

The weighted average assumptions used to determine the benefit obligations for Harry Winston Japan, K.K. and Harry Winston S.A. at January 31, 2011 are a discount rate and expected long-term rate of return of 1.58% and 0.00%, and 2.75% and 3.75%, respectively.

The weighted average assumptions used to determine the benefit costs for Harry Winston Japan, K.K. and Harry Winston S.A. at January 31, 2011 are a discount rate, expected long-term rate of return, and rate of compensation increase of 1.84%, 0.00% and 4.36%, and 2.75%, 3.75% and 3.00%, respectively.

(b) Defined Contribution Plan
Harry Winston Inc. has a defined contribution 401(k) plan covering substantially all employees in the United States. For the fiscal years ended January 31, 2011 and 2010, Harry Winston Inc. elected to increase the employer-matching contribution to 100% of the first 6% of the employee’s salary from 50% in fiscal 2007 and prior. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

Harry Winston Diamond Corporation sponsors a defined contribution plan for Canadian employees whereby the employer contributes to a maximum of 6% of the employee’s salary to the maximum contribution limit under Canada’s Income Tax Act.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

(c) Deferred Compensation Plan
At January 31, 2010, Harry Winston Inc. had a liability of $9.2 million relating to deferred compensation plans for a key executive whose employment with Harry Winston Inc. terminated on December 31, 2009. The $9.2 million was paid to the executive during fiscal 2011.

NOTE 16:
Capital Management
The Company's capital includes cash and cash equivalents, short-term debt, long-term debt and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

With the completion of the sale by Kinross of its 15.2 million common shares of the Company as of July 31, 2010, the capital management provisions imposed on the Company as part of the March 2009 Kinross investment no longer apply.

NOTE 17:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank advances and long-term debt.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and classified within Level 1 of the fair value hierarchy established by CICA Handbook Section 3862.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s long-term debt is fully secured; therefore, the fair value of this instrument at January 31, 2011 is considered to approximate its carrying value.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

The carrying values of these financial instruments are as follows:

	January 31, 2011		January 31, 2010
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
FINANCIAL ASSETS
Cash and cash equivalents	$108,693	$108,693	$62,969	$62,969
Accounts receivable	22,723	22,723	23,520	23,520
	$131,416	$131,416	$86,489	$86,489
FINANCIAL LIABILITIES
Accounts payable and accrued liabilities	$142,339	$142,339	$87,448	$87,448
Bank advances	22,902	22,902	22,485	22,485
Promissory note	70,000	70,000	–	–
Long-term debt	238,763	238,763	162,692	162,692
	$474,004	$474,004	$272,625	$272,625

NOTE 18:
Financial Risk Exposure and Risk Management
The Company is exposed, in varying degrees, to a variety of financial-instrument-related risks by virtue of its activities. The Company’s overall financial risk-management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Audit Committee has responsibility to review and discuss significant financial risks or exposures and to assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

Financial risk management is carried out by the Finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.

The types of risk exposure and the way in which such exposures are managed are as follows:

i) Currency Risk
The Company’s sales are predominately denominated in US dollars. As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in US dollars in the Company’s consolidated financial statements.

The Company’s primary foreign exchange exposure impacting pre-tax earnings arises from the following sources:

Net Canadian dollar denominated monetary assets and liabilities – The most significant exposure relates to the Company’s Canadian dollar future income tax liability. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening/strengthening of the Canadian dollar versus the US dollar results in an unrealized foreign exchange gain/loss on the revaluation of the Canadian dollar denominated future income tax liability.

Committed or anticipated foreign currency denominated transactions, primarily Canadian dollar costs at the Diavik Diamond Mine.

Based on the Company’s net exposure to Canadian dollar monetary assets and liabilities at January 31, 2011, a one-cent change in the exchange rate would have impacted pre-tax net earnings for the year by $2.7 million.

The Company also has foreign exchange exposure impacting accumulated other comprehensive income arising from assets recorded in currencies other than the US dollar at its luxury brand salons and watch factory. A one percent change in these underlying currencies at January 31, 2011 would have impacted accumulated other comprehensive income by $0.6 million.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

ii) Interest Rate Risk
Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s most significant interest rate risk arises from its various credit facilities, which bear variable interest based on LIBOR. Based on the Company’s LIBOR-based credit facilities at January 31, 2011, a 100 basis point change in LIBOR would have impacted pre-tax net earnings for the year by $1.9 million.

iii) Concentration of Credit Risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that potentially subject the Company to credit risk consist of trade receivables from luxury brand segment clients. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case-by-case basis only after a review of the client’s financial position and credit history. The Company has not experienced significant losses in the past from its customers.

The Company’s exposure to credit risk in the mining segment is minimized by its sales policy, which requires receipt of cash prior to the delivery of rough diamonds to its customers.

The Company manages credit risk, in respect of short-term investments, by maintaining bank accounts with Tier 1 banks and investing only in term deposits or banker’s acceptances with highly rated financial institutions that are capable of prompt liquidation. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

At January 31, 2011, the Company’s maximum counterparty credit exposure consists of the carrying amount of cash and cash equivalents and accounts receivable, which approximates fair value.

iv) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is sufficient capital to meet short-term and long-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. The Company assesses liquidity and capital resources on a consolidated basis. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities and access to capital markets.

At January 31, 2011, the Company had $108.7 million of cash and cash equivalents and $96.0 million available under credit facilities.

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Accounts payable and accrued liabilities	$142,339	$142,339	$–	$–	$–
Income taxes payable	6,660	6,660	–	–	–
Bank advances	22,902	22,902	–	–	–
Long-term debt (a)	336,245	80,456	233,019	4,685	18,085
Environmental and participation agreements incremental commitments	94,615	82,156	680	4,798	6,981
Operating lease obligations	104,548	18,720	29,010	20,962	35,856
Capital lease obligations	87	87	–	–	–
(a) Includes projected interest payments on the current debt outstanding based on interest rates in effect at January 31, 2011.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

NOTE 19:
Dilution Loss
In fiscal 2010, the Company recorded a non-cash dilution loss of $34.8 million with respect to the investment by Kinross of an indirect interest in the Diavik Diamond Mine.

NOTE 20:
Segmented Information
The Company operated in the mining and luxury brand segments of the diamond industry for the year ended January 31, 2011.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The luxury brand segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the year ended January 31, 2011	Mining	Luxury Brand	Total
Sales
Canada	$279,154	$–	$279,154
United States	–	111,289	111,289
Europe	–	98,403	98,403
Asia	–	135,117	135,117
Cost of sales	209,308	182,254	391,562
Gross margin	69,846	162,555	232,401
Gross margin (%)	25.0%	47.1%	37.2%
Selling, general and administrative expenses	19,743	148,207	167,950
Earnings from operations	50,103	14,348	64,451
Interest and financing expenses	(5,236)	(6,291)	(11,527)
Other income	97	389	486
Foreign exchange gain (loss)	(16,407)	2,001	(14,406)
Segmented earnings before income taxes	$28,557	$10,447	$39,004
Segmented assets as at January 31, 2011
Canada	$970,342	$–	$970,342
United States	–	440,307	440,307
Other foreign countries	25,413	181,450	206,863
	995,755	621,757	1,617,512
Capital expenditures	42,343	6,751	49,094
OTHER SIGNIFICANT NON-CASH ITEMS
Income tax expense	17,558	3,563	21,121
Depreciation and amortization	67,320	13,583	80,903

Sales to four significant customers in the mining segment totalled $53.4 million (2010 – $68.7 million) for the twelve months ended January 31, 2011.

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

For the year ended January 31, 2010	Mining	Luxury Brand	Total
Sales
Canada	$187,885	$–	$187,885
United States	–	72,897	72,897
Europe	–	75,078	75,078
Asia	–	77,041	77,041
Cost of sales	174,651	117,071	291,722
Gross margin	13,234	107,945	121,179
Gross margin (%)	7.0%	48.0%	29.3%
Selling, general and administrative expenses	19,502	123,648	143,150
Loss from operations	(6,268)	(15,703)	(21,971)
Interest and financing expenses	(3,853)	(7,688)	(11,541)
Other income	546	46	592
Insurance settlement	–	3,350	3,350
Dilution loss	(34,761)	–	(34,761)
Foreign exchange gain (loss)	(34,020)	2,527	(31,493)
Segmented loss before income taxes	$(78,356)	$(17,468)	$(95,824)
Segmented assets as at January 31, 2010
Canada	$952,663	$–	$952,663
United States	–	361,598	361,598
Other foreign countries	19,894	160,650	180,544
	972,557	522,248	1,494,805
Capital expenditures	50,856	3,033	53,889
OTHER SIGNIFICANT NON-CASH ITEMS
Income tax recovery	(15,774)	(7,615)	(23,389)
Depreciation and amortization	51,154	12,958	64,112

2011 ANNUAL REPORT

Harry Winston Diamond Corporation

Diavik Diamond Mine Mineral Reserve
and Mineral Resource Statement

AS OF DECEMBER 31, 2010

Proven and Probable Reserves

	Proven			Probable			Proven and Probable
Open pit and underground mining	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats
A-154 South
Open Pit	–	–	–	–	–	–	–	–	–
Underground	1.7	3.9	6.9	1.4	3.4	4.8	3.1	3.7	11.7
Total A-154 South	1.7	3.9	6.9	1.4	3.4	4.8	3.1	3.7	11.7
A-154 North
Open Pit	–	–	–	–	–	–	–	–	–
Underground	3.6	2.2	7.8	5.1	2.1	10.8	8.7	2.1	18.6
Total A-154 North	3.6	2.2	7.8	5.1	2.1	10.8	8.7	2.1	18.6
A-418
Open Pit	1.9	3.1	5.9	–	–	–	1.9	3.1	5.9
Underground	0.3	4.0	1.2	4.0	3.9	15.5	4.3	3.9	16.7
Total A-418	2.2	3.2	7.1	4.0	3.9	15.5	6.2	3.7	22.6
Total
Open Pit	1.9	3.1	5.9	–	–	–	1.9	3.1	5.9
Underground	5.6	2.8	15.9	10.5	3.0	31.2	16.1	2.9	47.0
Total Reserves	7.5	2.9	21.7	10.5	3.0	31.2	18.0	2.9	52.9
Note: Totals may not add up due to rounding.

Additional Indicated and Inferred Resources

	Measured Resources			Indicated Resources			Inferred Resources
Kimberlite pipe	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats
A-154 South	–	–	–	–	–	–	0.04	3.5	0.1
A-154 North	–	–	–	–	–	–	2.1	2.4	5.0
A-418	–	–	–	–	–	–	0.7	4.4	3.2
A-21	3.6	2.8	10.0	0.4	2.6	1.0	0.8	3.0	2.3
Total	3.6	2.8	10.0	0.4	2.6	1.0	3.6	3.0	10.6
Note: Totals may not add up due to rounding.

The above mineral reserve and mineral resource statement was prepared by Diavik Diamond Mines Inc., operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of Diavik Diamond Mines Inc., a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

For further details and information concerning Harry Winston Diamond Corporation’s Mineral Reserves and Resources, readers should reference Harry Winston Diamond Corporation’s Annual Information Form available through www.sedar.com and http://investor.harrywinston.com.

2011 ANNUAL REPORT